CREDIT SUISSE

Financial Statements

Credit Suisse (Bank)

6M18

Report of Independent Registered Public Accounting Firm
Credit Suisse (Bank) Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
Consolidated statements of comprehensive income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated balance sheets (unaudited) (continued)
Consolidated statements of changes in equity (unaudited)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows (unaudited) (continued)
Supplemental cash flow information (unaudited)
Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments and subsequent events
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Restructuring expenses
13 Revenue from contracts with customers
14 Trading assets and liabilities
15 Investment securities
16 Other investments
17 Loans, allowance for loan losses and credit quality
18 Goodwill
19 Other assets and other liabilities
20 Long-term debt
21 Accumulated other comprehensive income
22 Offsetting of financial assets and financial liabilities
23 Tax
24 Employee deferred compensation
25 Pension and other post-retirement benefits
26 Derivatives and hedging activities
27 Guarantees and commitments
28 Transfers of financial assets and variable interest entities
29 Financial instruments
30 Assets pledged and collateral
31 Litigation

Report of Independent Registered Public Accounting Firm
Report of Independent Registered PublicAccountingFirmTo the shareholders and Board of Directors of Credit Suisse AG, ZurichResults of Review of Interim Financial InformationWe have reviewed the condensed consolidated balance sheet of Credit Suisse AG and subsidiaries (“the Bank”) as of June 30, 2018, the related condensed consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the six-month periods ended June 30, 2018 and 2017, and the related notes (collectively, the consolidated interim financial information). Based on our reviews, we are not aware of any material modifications that should be made to the consolidated interim financial information for it to be in conformity with U.S. generally accepted accounting principles.We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Bank as of December 31, 2017, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the year then ended (not presented herein); and in our report dated March 23, 2018, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2017, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.Basis for Review ResultsThis consolidated interim financial information is the responsibility of the Bank’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.We conducted our reviews in accordance with the standards of the PCAOB. A review of consolidated interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.KPMG AGNicholas EdmondsAnthony AnzevinoLicensed Audit ExpertGlobal Lead PartnerZurich, SwitzerlandJuly 31, 2018

[this page intentionally left blank]

Credit Suisse (Bank) Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
	6M18	6M17
Consolidated statements of operations (CHF million)
Interest and dividend income	9,546	8,645
Interest expense	(6,303)	(5,205)
Net interest income	3,243	3,440
Commissions and fees	6,126	5,874
Trading revenues	1,048	774
Other revenues	779	652
Net revenues	11,196	10,740
Provision for credit losses	121	135
Compensation and benefits	4,701	5,288
General and administrative expenses	3,558	3,292
Commission expenses	672	718
Restructuring expenses	257	155
Total other operating expenses	4,487	4,165
Total operating expenses	9,188	9,453
Income before taxes	1,887	1,152
Income tax expense	629	386
Net income	1,258	766
Net income/(loss) attributable to noncontrolling interests	9	(2)
Net income attributable to shareholders	1,249	768
Consolidated statements of comprehensive income (unaudited)
in	6M18	6M17
Comprehensive income/(loss) (CHF million)
Net income	1,258	766
Gains/(losses) on cash flow hedges	(43)	2
Foreign currency translation	62	(1,576)
Unrealized gains/(losses) on securities	(13)	(7)
Actuarial gains/(losses)	15	25
Gains/(losses) on liabilities related to credit risk	991	(925)
Other comprehensive income/(loss), net of tax	1,012	(2,481)
Comprehensive income/(loss)	2,270	(1,715)
Comprehensive income/(loss) attributable to noncontrolling interests	16	(53)
Comprehensive income/(loss) attributable to shareholders	2,254	(1,662)
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (unaudited)
	6M18	2017
Assets (CHF million)
Cash and due from banks	111,636	109,510
of which reported at fair value	185	212
of which reported from consolidated VIEs	240	232
Interest-bearing deposits with banks	1,017	721
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	117,617	115,346
of which reported at fair value	75,706	77,498
Securities received as collateral, at fair value	45,522	38,074
of which encumbered	25,770	23,632
Trading assets, at fair value	135,787	156,774
of which encumbered	35,077	49,237
of which reported from consolidated VIEs	1,252	1,348
Investment securities	2,329	2,189
of which reported at fair value	2,329	2,189
of which reported from consolidated VIEs	679	381
Other investments	5,554	5,893
of which reported at fair value	3,131	3,497
of which reported from consolidated VIEs	1,610	1,833
Net loans	293,178	283,237
of which reported at fair value	15,711	15,307
of which encumbered	161	186
of which reported from consolidated VIEs	299	267
allowance for loan losses	(904)	(881)
Premises and equipment	4,532	4,445
of which reported from consolidated VIEs	104	128
Goodwill	4,085	4,036
Other intangible assets	212	223
of which reported at fair value	151	158
Brokerage receivables	45,132	46,968
Other assets	34,027	30,956
of which reported at fair value	9,743	9,018
of which encumbered	229	134
of which reported from consolidated VIEs	2,037	2,396
Total assets	800,628	798,372
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
	6M18	2017
Liabilities and equity (CHF million)
Due to banks	17,452	15,411
of which reported at fair value	169	197
Customer deposits	368,839	362,303
of which reported at fair value	3,407	3,511
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	19,886	26,496
of which reported at fair value	9,457	15,262
Obligation to return securities received as collateral, at fair value	45,522	38,074
Trading liabilities, at fair value	42,779	39,132
of which reported from consolidated VIEs	3	3
Short-term borrowings	31,070	26,378
of which reported at fair value	11,675	11,019
Long-term debt	165,110	172,042
of which reported at fair value	61,272	62,622
of which reported from consolidated VIEs	1,072	863
Brokerage payables	34,450	43,303
Other liabilities	30,438	31,683
of which reported at fair value	7,735	8,590
of which reported from consolidated VIEs	219	204
Total liabilities	755,546	754,822
Common shares	4,400	4,400
Additional paid-in capital	45,188	45,718
Retained earnings	9,700	8,484
Accumulated other comprehensive income/(loss)	(14,949)	(15,932)
Total shareholders' equity	44,339	42,670
Noncontrolling interests	743	880
Total equity	45,082	43,550

Total liabilities and equity	800,628	798,372
end of	6M18	2017
Additional share information
Par value (CHF)	1.00	1.00
Issued shares	4,399,680,200	4,399,680,200
Shares outstanding	4,399,680,200	4,399,680,200
The Bank's total share capital is fully paid and consists of 4,399,680,200 registered shares as of June 30, 2018. Each share is entitled to one vote. The Bank has no warrants on its own shares outstanding.

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	[1]	Accumu- lated other compre- hensive income/ (loss)	Total share- holders' equity	Non- controlling interests	Total equity
6M18 (CHF million)
Balance at beginning of period	4,400	45,718	8,484	0		(15,932)	42,670	880	43,550
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	(1)	–	–		–	(1)	(4)	(5)
Purchase of subsidiary shares from non- controlling interests, not changing ownership [2,3]	–	–	–	–		–	–	(37)	(37)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–	–	–		–	–	11	11
Net income/(loss)	–	–	1,249	–		–	1,249	9	1,258
Cumulative effect of accounting changes, net of tax	–	–	(23)	–		(22)	(45)	–	(45)
Total other comprehensive income/(loss), net of tax	–	–	–	–		1,005	1,005	7	1,012
Share-based compensation, net of tax	–	(508)	–	–		–	(508)	–	(508)
Dividends on share-based compensation, net of tax	–	(21)	–	–		–	(21)	–	(21)
Dividends paid	–	–	(10)	–		–	(10)	(4)	(14)
Changes in scope of consolidation, net	–	–	–	–		–	–	(119)	(119)
Balance at end of period	4,400	45,188	9,700	0		(14,949)	44,339	743	45,082
6M17 (CHF million)
Balance at beginning of period	4,400	41,817	9,814	0		(13,242)	42,789	1,069	43,858
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–		–	–	(64)	(64)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–		–	–	30	30
Net income/(loss)	–	–	768	–		–	768	(2)	766
Cumulative effect of accounting changes, net of tax	–	–	(25)	–		–	(25)	–	(25)
Total other comprehensive income/(loss), net of tax	–	–	–	–		(2,430)	(2,430)	(51)	(2,481)
Share-based compensation, net of tax	–	(359)	–	–		–	(359)	–	(359)
Dividends on share-based compensation, net of tax	–	(78)	–	–		–	(78)	–	(78)
Dividends paid	–	–	(10)	–		–	(10)	(2)	(12)
Changes in scope of consolidation, net	–	–	–	–		–	–	(20)	(20)
Other	–	4,069	–	–		–	4,069	(13)	4,056
Balance at end of period	4,400	45,449	10,547	0		(15,672)	44,724	947	45,671
1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations.
2 Distributions to owners in funds include the return of original capital invested and any related dividends.
3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	6M18	6M17
Operating activities of continuing operations (CHF million)
Net income/(loss)	1,258	766
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	372	432
Provision for credit losses	121	135
Deferred tax provision/(benefit)	325	67
Share of net income/(loss) from equity method investments	(16)	(89)
Trading assets and liabilities, net	24,969	19,358
(Increase)/decrease in other assets	(2,461)	(11,641)
Increase/(decrease) in other liabilities	(10,572)	(11,035)
Other, net	(2,211)	809
Total adjustments	10,527	(1,964)
Net cash provided by/(used in) operating activities of continuing operations	11,785	(1,198)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(299)	126
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(963)	(2,330)
Purchase of investment securities	(379)	(44)
Proceeds from sale of investment securities	255	7
Maturities of investment securities	311	192
Investments in subsidiaries and other investments	(306)	(887)
Proceeds from sale of other investments	642	831
(Increase)/decrease in loans	(12,018)	(5,736)
Proceeds from sales of loans	3,903	3,785
Capital expenditures for premises and equipment and other intangible assets	(476)	(472)
Proceeds from sale of premises and equipment and other intangible assets	80	51
Other, net	204	53
Net cash provided by/(used in) investing activities of continuing operations	(9,046)	(4,424)
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	6M18	6M17
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	6,640	4,229
Increase/(decrease) in short-term borrowings	4,460	2,717
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(6,768)	(478)
Issuances of long-term debt	16,033	22,698
Repayments of long-term debt	(20,540)	(35,646)
Dividends paid	(14)	(12)
Other, net	(910)	3,520
Net cash provided by/(used in) financing activities of continuing operations	(1,099)	(2,972)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	486	(2,306)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	2,126	(10,900)

Cash and due from banks at beginning of period [1]	109,510	121,066
Cash and due from banks at end of period [1]	111,636	110,166
1 Includes restricted cash.
Supplemental cash flow information (unaudited)
in	6M18	6M17
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	373	381
Cash paid for interest	6,220	4,938
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	0	1,633
Liabilities sold	0	1,554
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse AG (the Bank), the direct bank subsidiary of Credit Suisse Group AG (Group), are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2017, included in the Credit Suisse Group AG & Credit Suisse AG Annual Report 2017 (Credit Suisse Annual Report 2017).
> Refer to “Note 1 – Summary of significant accounting policies” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2017 for a description of the Bank’s significant accounting policies.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2 Recently issued accounting standards
> Refer to “Note 2 – Recently issued accounting standards” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2017 for a description of accounting standards adopted in 2017.
> Refer to “Note 2 – Recently issued accounting standards” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q18 for the most recently adopted accounting standards and standards to be adopted in future periods.
The impact on the Bank’s and Group’s financial condition, results of operations or cash flows was or is expected to be identical.
3 Business developments and subsequent events
There were no significant business developments or subsequent events in 6M18.

4 Segment information
> Refer to “Note 4 – Segment information” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q18 for further information.
For the purpose of presentation of reportable segments, the Bank has included accounts of affiliate entities wholly owned by the same parent which are managed together with the operating segments of the Bank.
Net revenues and income before taxes
in	6M18	6M17
Net revenues (CHF million)
Swiss Universal Bank	2,850	2,759
International Wealth Management	2,747	2,485
Asia Pacific	1,905	1,729
Global Markets	2,972	3,126
Investment Banking & Capital Markets	1,172	1,117
Strategic Resolution Unit	(379)	(480)
Adjustments [1]	(71)	4
Net revenues	11,196	10,740
Income/(loss) before taxes (CHF million)
Swiss Universal Bank	1,116	906
International Wealth Management	917	656
Asia Pacific	451	335
Global Markets	443	574
Investment Banking & Capital Markets	169	227
Strategic Resolution Unit	(777)	(1,102)
Adjustments [1]	(432)	(444)
Income before taxes	1,887	1,152
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain expenses that were not allocated to the segments.

Total assets
end of	6M18	2017
Total assets (CHF million)
Swiss Universal Bank	220,030	228,857
International Wealth Management	92,622	94,753
Asia Pacific	109,336	96,497
Global Markets	228,941	242,159
Investment Banking & Capital Markets	18,546	20,803
Strategic Resolution Unit	27,439	45,629
Adjustments [1]	103,714	69,674
Total assets	800,628	798,372
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain expenses that were not allocated to the segments.

5 Net interest income
in	6M18	6M17
Net interest income (CHF million)
Loans	3,285	2,907
Investment securities	30	23
Trading assets	3,540	3,659
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,363	1,239
Other	1,328	817
Interest and dividend income	9,546	8,645
Deposits	(1,038)	(638)
Short-term borrowings	(210)	(73)
Trading liabilities	(2,004)	(1,969)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(876)	(577)
Long-term debt	(1,828)	(1,771)
Other	(347)	(177)
Interest expense	(6,303)	(5,205)
Net interest income	3,243	3,440
6 Commissions and fees
in	6M18	6M17
Commissions and fees (CHF million)
Lending business	984	933
Investment and portfolio management	1,693	1,566
Other securities business	44	39
Fiduciary business	1,737	1,605
Underwriting	983	948
Brokerage	1,556	1,562
Underwriting and brokerage	2,539	2,510
Other services	866	826
Commissions and fees	6,126	5,874
7 Trading revenues
in	6M18	6M17
Trading revenues (CHF million)
Interest rate products	559	1,955
Foreign exchange products	152	1,238
Equity/index-related products	336	(1,901)
Credit products	99	(581)
Commodity and energy products	39	65
Other products	(137)	(2)
Total	1,048	774
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

8 Other revenues
in	6M18	6M17
Other revenues (CHF million)
Loans held-for-sale	11	0
Long-lived assets held-for-sale	16	(11)
Equity method investments	119	104
Other investments	188	76
Other	445	483
Other revenues	779	652
9 Provision for credit losses
in	6M18	6M17
Provision for credit losses (CHF million)
Provision for loan losses	96	136
Provision for lending-related and other exposures	25	(1)
Provision for credit losses	121	135
10 Compensation and benefits
in	6M18		6M17
Compensation and benefits (CHF million)
Salaries and variable compensation	3,943		4,461
Social security	315		353
Other	443	[1]	474
Compensation and benefits	4,701		5,288
1 Includes pension-related expenses of CHF 278 million in 6M18 relating to service costs for defined benefit pension plans and employer contributions for defined contribution pension plans.
11 General and administrative expenses
in	6M18		6M17
General and administrative expenses (CHF million)
Occupancy expenses	435		487
IT, machinery, etc.	428		534
Provisions and losses	237		225
Travel and entertainment	164		157
Professional services	1,490		1,175
Amortization and impairment of other intangible assets	5		5
Other	799	[1]	709
General and administrative expenses	3,558		3,292
1 Includes pension-related expenses/(credits) of CHF 15 million in 6M18 relating to certain components of net periodic benefit costs for defined benefit plans.

12 Restructuring expenses
In connection with the ongoing implementation of the revised Bank strategy, restructuring expenses of CHF 257 million and CHF 155 million were recognized in 6M18 and 6M17, respectively. Restructuring expenses primarily include termination costs, expenses in connection with the acceleration of certain deferred compensation awards and real estate contract termination costs.
Restructuring expenses by segment
in	6M18	6M17
Restructuring expenses by segment (CHF million)
Swiss Universal Bank	55	48
International Wealth Management	54	43
Asia Pacific	26	30
Global Markets	98	52
Investment Banking & Capital Markets	61	12
Strategic Resolution Unit	24	18
Corporate Center	1	3
Adjustments [1]	(62)	(51)
Total restructuring expenses	257	155
1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa.
Restructuring expenses by type
in	6M18	6M17
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	180	128
of which severance expenses	119	86
of which accelerated deferred compensation	61	42
General and administrative-related expenses	77	27
Total restructuring expenses	257	155
Restructuring provision
in	6M18			6M17
	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring provision (CHF million)
Balance at beginning of period	191	110	301	217	94	311
Net additional charges [1]	119	73	192	86	17	103
Utilization	(123)	(46)	(169)	(122)	(28)	(150)
Balance at end of period	187	137	324	181	83	264
1
The following items for which expense accretion was accelerated in 6M18 and 6M17 due to the restructuring of the Bank are not included in the restructuring provision: unsettled share-based compensation of CHF 46 million and CHF 27 million, respectively; unsettled cash-based deferred compensation of CHF 15 million and CHF 15 million, respectively, which remain classified as compensation liabilities; and accelerated accumulated depreciation and impairment of CHF 4 million and CHF 10 million, respectively, which remain classified as premises and equipment. The settlement date for the unsettled share-based compensation remains unchanged at three years.

13 Revenue from contracts with customers
> Refer to “Note 14 – Revenue from contracts with customers” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q18 for further information.
Contracts with customers and disaggregation of revenues
in	2Q18	1Q18
Contracts with customers (CHF million)
Investment and portfolio management	850	843
Other securities business	21	23
Underwriting	513	470
Brokerage	748	812
Other services	476	490
Total revenues from contracts with customers	2,608	2,638
The table above differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
in / end of	2Q18	1Q18
Contract balances (CHF million)
Contract receivables	824	745
Contract liabilities	63	67
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	13	13
The Bank did not recognize any revenues in the reporting period from performance obligations satisfied in previous periods.
In 2Q18 we recognized a net impairment loss on contract receivables of CHF 3 million. No impairment losses were recognized on contract receivables in 1Q18. The Bank did not recognize any contract assets during the reporting period. The contract liabilities increased in 1Q18 from CHF 15 million to CHF 67 million, mainly due to the transition adjustment of CHF 56 million (CHF 45 million, net of tax) recorded as a result of the adoption of ASC Topic 606. There were no significant changes in 2Q18.
Capitalized costs
The Bank has not incurred costs in obtaining a contract nor costs to fulfill a contract that are eligible for capitalization.
Remaining performance obligations
ASC Topic 606’s practical expedient allows the Bank to exclude from its remaining performance obligations disclosure of any performance obligations which are part of a contract with an original expected duration of one year or less. Additionally any variable consideration, for which it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved, is not subject to the remaining performance obligations disclosure because such variable consideration is not included in the transaction price (e.g., investment management fees). Upon review, the Bank determined that no material remaining performance obligations are in scope of the remaining performance obligations disclosure.
Impact of the adoption of ASC Topic 606
The impact of adoption of ASC Topic 606 on the Bank’s consolidated statement of operations resulted in increases in commissions and fees revenues of CHF 23 million and CHF 20 million, increases in other revenues of CHF 6 million and CHF 5 million, increases in general and administrative expenses of CHF 54 million and CHF 45 million and decreases in commission expenses of CHF 29 million and CHF 22 million for 2Q18 and 1Q18, respectively. The impact of the adoption did not have a material impact on the Bank’s consolidated balance sheet or the Bank’s consolidated statement of cash flows in 2Q18 and 1Q18.

14 Trading assets and liabilities
end of	6M18	2017
Trading assets (CHF million)
Debt securities	67,695	72,826
Equity securities	43,799	55,822
Derivative instruments [1]	19,621	19,900
Other	4,672	8,226
Trading assets	135,787	156,774
Trading liabilities (CHF million)
Short positions	27,596	24,478
Derivative instruments [1]	15,183	14,654
Trading liabilities	42,779	39,132
1 Amounts shown after counterparty and cash collateral netting.
Cash collateral on derivative instruments
end of	6M18	2017
Cash collateral – netted (CHF million) [1]
Cash collateral paid	21,252	23,587
Cash collateral received	14,376	14,996
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	7,488	5,142
Cash collateral received	8,761	8,644
1 Recorded as cash collateral netting on derivative instruments in Note 22 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 19 – Other assets and other liabilities.

15 Investment securities
end of	6M18	2017
Investment securities (CHF million)
Securities available-for-sale	2,329	2,189
Total investment securities	2,329	2,189
Investment securities by type
end of	6M18				2017
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by the Swiss federal, cantonal or local governmental entities	0	0	0	0	197	13	0	210
Debt securities issued by foreign governments	1,228	12	0	1,240	1,215	21	0	1,236
Corporate debt securities	410	0	0	410	238	0	0	238
Residential mortgage-backed securities [1]	677	0	0	677	207	0	0	207
Commercial mortgage-backed securities	2	0	0	2	173	0	0	173
Debt securities available-for-sale	2,317	12	0	2,329	2,030	34	0	2,064
Banks, trust and insurance companies [2]	–	–	–	–	95	30	0	125
Equity securities available-for-sale [2]	–	–	–	–	95	30	0	125
Securities available-for-sale	2,317	12	0	2,329	2,125	64	0	2,189
1 Relate to the consolidation of RMBS securitization VIEs where the assets are carried at fair value under the fair value option as are the VIEs’ liabilities recorded in long-term debt.
2
As a result of the adoption of ASU 2016-01 equity securities available-for-sale are now recognized in trading assets and no longer in investment securities. Refer to "Note 2 – Recently issued accounting standards" for further information.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
in	6M18			6M17
	Debt securities	Equity securities	[1]	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	255	–		3	4
Realized gains	8	–		0	0
1
As a result of the adoption of ASU 2016-01 equity securities available-for-sale are now recognized in trading assets and no longer in investment securities. Refer to "Note 2 – Recently issued accounting standards" for further information.

Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
6M18 (CHF million)
Due within 1 year	677	678	0.78
Due from 1 to 5 years	617	627	0.81
Due from 5 to 10 years	344	345	0.76
Due after 10 years	679	679	4.41
Total debt securities	2,317	2,329	1.85

16 Other investments
end of	6M18	2017
Other investments (CHF million)
Equity method investments	2,949	3,027
Equity securities (without a readily determinable fair value) [1]	1,184	1,283
of which at net asset value	593	734
of which at measurement alternative	187	175
of which at fair value	193	161
of which at cost less impairment	211	213
Real estate held-for-investment [2]	150	209
Life finance instruments [3]	1,271	1,374
Total other investments	5,554	5,893
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

2
As of the end of 6M18 and 2017, real estate held for investment included foreclosed or repossessed real estate of CHF 10 million and CHF 41 million, respectively, all related to residential real estate.

3 Includes life settlement contracts at investment method and SPIA contracts.
Equity securities at measurement alternative – impairments and adjustments
in / end of	6M18	Cumulative
Impairments and adjustments (CHF million)
Impairments and downward adjustments	(3)	(3)
Equity securities without a readily determinable fair value include investments in entities that regularly calculate net asset value per share or its equivalent.
> Refer to “Note 29 – Financial instruments” for further information on such investments.
The Bank performs a regular impairment analysis of real estate portfolios. The carrying values of the impaired properties were written down to their respective fair values, establishing a new cost base. For these properties, the fair values were measured based on either discounted cash flow analyses or external market appraisals. There were no impairments recorded in 6M18, while in 6M17, the Bank recorded impairments of CHF 2 million.
Accumulated depreciation related to real estate held-for-investment amounted to CHF 377 million and CHF 385 million for 6M18 and 2017, respectively.
17 Loans, allowance for loan losses and credit quality
> Refer to “Note 17 – Loans, allowance for loan losses and credit quality” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2017 for further information.

Loans
end of	6M18	2017
Loans (CHF million)
Mortgages	107,085	106,039
Loans collateralized by securities	44,025	42,016
Consumer finance	4,168	4,242
Consumer	155,278	152,297
Real estate	25,780	26,599
Commercial and industrial loans	87,353	81,792
Financial institutions	21,871	19,662
Governments and public institutions	3,915	3,874
Corporate & institutional	138,919	131,927
Gross loans	294,197	284,224
of which held at amortized cost	278,486	268,917
of which held at fair value	15,711	15,307
Net (unearned income)/deferred expenses	(115)	(106)
Allowance for loan losses	(904)	(881)
Net loans	293,178	283,237
Gross loans by location (CHF million)
Switzerland	164,541	161,645
Foreign	129,656	122,579
Gross loans	294,197	284,224
Impaired loan portfolio (CHF million)
Non-performing loans	1,157	1,048
Non-interest-earning loans	297	210
Total non-performing and non-interest-earning loans	1,454	1,258
Restructured loans	207	290
Potential problem loans	429	549
Total other impaired loans	636	839
Gross impaired loans	2,090	2,097
Allowance for loan losses by loan portfolio
	6M18			6M17
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	220	661	881	216	721	937
Net movements recognized in statements of operations	20	76	96	31	105	136
Gross write-offs	(39)	(81)	(120)	(31)	(121)	(152)
Recoveries	5	21	26	8	13	21
Net write-offs	(34)	(60)	(94)	(23)	(108)	(131)
Provisions for interest	6	9	15	(5)	4	(1)
Foreign currency translation impact and other adjustments, net	1	5	6	(4)	(21)	(25)
Balance at end of period	213	691	904	215	701	916
of which individually evaluated for impairment	172	473	645	172	539	711
of which collectively evaluated for impairment	41	218	259	43	162	205
Gross loans held at amortized cost (CHF million)
Balance at end of period	155,258	123,228	278,486	149,718	112,051	261,769
of which individually evaluated for impairment [1]	633	1,457	2,090	607	1,621	2,228
of which collectively evaluated for impairment	154,625	121,771	276,396	149,111	110,430	259,541
1 Represents gross impaired loans both with and without a specific allowance.

Purchases, reclassifications and sales
in	6M18			6M17
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	0	1,396	1,396	0	1,658	1,658
Reclassifications from loans held-for-sale [2]	0	1	1	0	0	0
Reclassifications to loans held-for-sale [3]	1	1,647	1,648	0	3,809	3,809
Sales [3]	1	1,560	1,561	0	3,696	3,696
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.
Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total
6M18 (CHF million)
Mortgages	95,851	10,913	321	107,085
Loans collateralized by securities	39,944	3,985	96	44,025
Consumer finance	1,724	2,246	178	4,148
Consumer	137,519	17,144	595	155,258
Real estate	19,389	5,766	121	25,276
Commercial and industrial loans	42,935	37,183	1,235	81,353
Financial institutions	13,444	1,930	47	15,421
Governments and public institutions	1,115	63	0	1,178
Corporate & institutional	76,883	44,942	1,403	123,228
Gross loans held at amortized cost	214,402	62,086	1,998	278,486
Value of collateral [1]	193,801	49,991	1,396	245,188
2017 (CHF million)
Mortgages	94,553	11,214	272	106,039
Loans collateralized by securities	38,387	3,530	99	42,016
Consumer finance	1,801	2,241	180	4,222
Consumer	134,741	16,985	551	152,277
Real estate	20,278	5,640	85	26,003
Commercial and industrial loans	39,610	35,250	1,287	76,147
Financial institutions	11,223	2,022	46	13,291
Governments and public institutions	1,124	74	1	1,199
Corporate & institutional	72,235	42,986	1,419	116,640
Gross loans held at amortized cost	206,976	59,971	1,970	268,917
Value of collateral [1]	189,092	49,271	1,409	239,772
1
Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, the value of collateral is determined at the time of granting the loan and thereafter regularly reviewed according to the Bank's risk management policies and directives, with maximum review periods determined by property type, market liquidity and market transparency.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31-60 days	61-90 days	More than 90 days	Total	Total
6M18 (CHF million)
Mortgages	106,648	157	20	11	249	437	107,085
Loans collateralized by securities	43,921	3	0	2	99	104	44,025
Consumer finance	3,575	344	44	43	142	573	4,148
Consumer	154,144	504	64	56	490	1,114	155,258
Real estate	25,184	20	6	1	65	92	25,276
Commercial and industrial loans	80,107	372	128	98	648	1,246	81,353
Financial institutions	15,205	164	4	4	44	216	15,421
Governments and public institutions	1,175	3	0	0	0	3	1,178
Corporate & institutional	121,671	559	138	103	757	1,557	123,228
Gross loans held at amortized cost	275,815	1,063	202	159	1,247	2,671	278,486
2017 (CHF million)
Mortgages	105,689	102	27	14	207	350	106,039
Loans collateralized by securities	41,867	37	0	0	112	149	42,016
Consumer finance	3,701	297	39	40	145	521	4,222
Consumer	151,257	436	66	54	464	1,020	152,277
Real estate	25,871	37	12	15	68	132	26,003
Commercial and industrial loans	74,966	429	40	201	511	1,181	76,147
Financial institutions	12,912	333	1	2	43	379	13,291
Governments and public institutions	1,197	1	0	0	1	2	1,199
Corporate & institutional	114,946	800	53	218	623	1,694	116,640
Gross loans held at amortized cost	266,203	1,236	119	272	1,087	2,714	268,917
Gross impaired loans by category
	Non-performing and non-interest earning loans			Other impaired loans
end of	Non- performing	Non- interest- earning	Total	Re- structured	Potential problem	Total	Total
6M18 (CHF million)
Mortgages	260	10	270	42	39	81	351	[1]
Loans collateralized by securities	85	13	98	0	2	2	100
Consumer finance	175	6	181	0	1	1	182
Consumer	520	29	549	42	42	84	633
Real estate	101	4	105	0	22	22	127
Commercial and industrial loans	535	221	756	165	362	527	1,283
Financial institutions	1	43	44	0	3	3	47
Corporate & institutional	637	268	905	165	387	552	1,457
Gross impaired loans	1,157	297	1,454	207	429	636	2,090
2017 (CHF million)
Mortgages	236	17	253	13	66	79	332	[1]
Loans collateralized by securities	96	16	112	0	2	2	114
Consumer finance	176	9	185	0	1	1	186
Consumer	508	42	550	13	69	82	632
Real estate	73	4	77	0	19	19	96
Commercial and industrial loans	465	121	586	277	458	735	1,321
Financial institutions	1	43	44	0	3	3	47
Governments and public institutions	1	0	1	0	0	0	1
Corporate & institutional	540	168	708	277	480	757	1,465
Gross impaired loans	1,048	210	1,258	290	549	839	2,097
1
As of the end of 6M18 and 2017, CHF 118 million and CHF 90 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

Gross impaired loan detail
end of	6M18			2017
	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	270	256	29	254	239	36
Loans collateralized by securities	100	83	52	111	97	49
Consumer finance	179	158	91	180	160	94
Consumer	549	497	172	545	496	179
Real estate	123	116	11	86	79	11
Commercial and industrial loans	942	914	424	984	947	426
Financial institutions	47	47	38	47	46	37
Governments and public institutions	0	0	0	1	1	0
Corporate & institutional	1,112	1,077	473	1,118	1,073	474
Gross impaired loans with a specific allowance	1,661	1,574	645	1,663	1,569	653
Mortgages	81	81	–	78	78	–
Loans collateralized by securities	0	0	–	3	3	–
Consumer finance	3	3	–	6	6	–
Consumer	84	84	–	87	87	–
Real estate	4	4	–	10	10	–
Commercial and industrial loans	341	341	–	337	337	–
Corporate & institutional	345	345	–	347	347	–
Gross impaired loans without specific allowance	429	429	–	434	434	–
Gross impaired loans	2,090	2,003	645	2,097	2,003	653
of which consumer	633	581	172	632	583	179
of which corporate & institutional	1,457	1,422	473	1,465	1,420	474
Gross impaired loan detail (continued)
in	6M18			6M17
	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)	Average recorded investment	Interest income recognized	Interest income recognized (cash basis)
Gross impaired loan detail (CHF million)
Mortgages	260	1	0	217	1	1
Loans collateralized by securities	101	1	1	121	0	0
Consumer finance	177	1	1	170	1	1
Consumer	538	3	2	508	2	2
Real estate	90	0	0	71	0	0
Commercial and industrial loans	915	9	4	1,155	8	3
Financial institutions	46	0	0	92	0	0
Governments and public institutions	1	0	0	8	0	0
Corporate & institutional	1,052	9	4	1,326	8	3
Gross impaired loans with a specific allowance	1,590	12	6	1,834	10	5
Mortgages	97	2	0	81	2	0
Loans collateralized by securities	0	0	0	11	0	0
Consumer finance	3	0	0	4	0	0
Consumer	100	2	0	96	2	0
Real estate	3	1	0	31	0	0
Commercial and industrial loans	300	5	0	278	5	1
Corporate & institutional	303	6	0	309	5	1
Gross impaired loans without specific allowance	403	8	0	405	7	1
Gross impaired loans	1,993	20	6	2,239	17	6
of which consumer	638	5	2	604	4	2
of which corporate & institutional	1,355	15	4	1,635	13	4

Restructured loans held at amortized cost
in	6M18			6M17
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million, except where indicated)
Mortgages	5	29	29	0	0	0
Commercial and industrial loans	3	15	14	9	49	49
Total	8	44	43	9	49	49
In 6M18, the loan modifications of the Bank included extended loan repayment terms, including suspensions of loan amortizations, the waiver of claims and interest rate concessions.
In 6M18, the Bank reported the default of eight loans with a recorded investment of CHF 76 million within commercial and industrial loans, which had been restructured within the previous 12 months. In 6M17, the Bank did not experience a default on any loan that had been restructured within the previous 12 months.
18 Goodwill
6M18	Swiss Universal Bank	International Wealth Management	Asia Pacific	Global Markets	Investment Banking & Capital Markets	Strategic Resolution Unit	Bank
Gross amount of goodwill (CHF million)
Balance at beginning of period	592	1,531	2,044	2,837	911	12	7,927
Foreign currency translation impact	5	19	16	2	7	0	49
Balance at end of period	597	1,550	2,060	2,839	918	12	7,976
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	772	2,719	388	12	3,891
Balance at end of period	0	0	772	2,719	388	12	3,891
Net book value (CHF million)
Net book value	597	1,550	1,288	120	530	0	4,085
> Refer to “Note 19 – Goodwill” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q18 for further information.

19 Other assets and other liabilities
end of	6M18	2017
Other assets (CHF million)
Cash collateral on derivative instruments	7,488	5,142
Cash collateral on non-derivative transactions	909	490
Derivative instruments used for hedging	37	50
Assets held-for-sale	8,039	8,300
of which loans [1]	7,980	8,130
of which real estate [2]	58	141
of which long-lived assets	1	29
Assets held for separate accounts	182	190
Interest and fees receivable	5,446	4,819
Deferred tax assets [3]	5,114	5,457
Prepaid expenses	555	330
Failed purchases	1,475	1,327
Defined benefit pension and post-retirement plan assets	1,062	1,058
Other [3]	3,720	3,793
Other assets	34,027	30,956
Other liabilities (CHF million)
Cash collateral on derivative instruments	8,761	8,644
Cash collateral on non-derivative transactions	552	473
Derivative instruments used for hedging	2	99
Provisions	997	998
of which off-balance sheet risk	132	106
Restructuring liabilities	324	301
Liabilities held for separate accounts	182	190
Interest and fees payable	5,903	5,804
Current tax liabilities	652	687
Deferred tax liabilities	255	152
Failed sales	624	720
Defined benefit pension and post-retirement plan liabilities	546	541
Other	11,640	13,074
Other liabilities	30,438	31,683
1 Included as of the end of 6M18 and 2017 were CHF 623 million and CHF 534 million, respectively, in restricted loans, which represented collateral on secured borrowings.
2
As of the end of 6M18 and 2017, real estate held-for-sale included foreclosed or repossessed real estate of CHF 7 million and CHF 8 million, respectively, of which CHF 4 million and CHF 5 million, respectively, were related to residential real estate.

3
Includes a reclassification from other assets to deferred tax assets in 1Q17 as a result of the early adoption of ASU 2016-16. Refer to “Note 2 – Recently issued accounting standards” for further information.

20 Long-term debt
Long-term debt
end of	6M18	2017
Long-term debt (CHF million)
Senior	143,206	148,568
Subordinated	20,832	22,611
Non-recourse liabilities from consolidated VIEs	1,072	863
Long-term debt	165,110	172,042
of which reported at fair value	61,272	62,622
of which structured notes	49,734	51,465
Structured notes by product
end of	6M18	2017
Structured notes (CHF million)
Equity	33,363	32,059
Fixed income	12,841	14,471
Credit	3,170	4,678
Other	360	257
Total structured notes	49,734	51,465

21 Accumulated other comprehensive income
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk	Accumu- lated other compre- hensive income/ (loss)
6M18 (CHF million)
Balance at beginning of period	(51)	(13,248)	48	(381)	2	(2,302)	(15,932)
Increase/(decrease)	(113)	57	(6)	(7)	0	956	887
Reclassification adjustments, included in net income/(loss)	70	(2)	(7)	22	0	35	118
Cumulative effect of accounting changes, net of tax	0	0	(22)	0	0	0	(22)
Total increase/(decrease)	(43)	55	(35)	15	0	991	983
Balance at end of period	(94)	(13,193)	13	(366)	2	(1,311)	(14,949)
6M17 (CHF million)
Balance at beginning of period	(16)	(12,269)	61	(402)	2	(618)	(13,242)
Increase/(decrease)	(16)	(1,549)	(7)	0	0	(923)	(2,495)
Decrease due to equity method investments	0	1	0	0	0	0	1
Reclassification adjustments, included in net income/(loss)	18	23	0	25	0	(2)	64
Total increase/(decrease)	2	(1,525)	(7)	25	0	(925)	(2,430)
Balance at end of period	(14)	(13,794)	54	(377)	2	(1,543)	(15,672)
Details on significant reclassification adjustments
in	6M18	6M17
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments	(2)	23	[1]
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	26	31
Tax expense/(benefit)	(4)	(6)
Net of tax	22	25
1
Includes net releases of CHF 23 million on the sale of Credit Suisse (Monaco) S.A.M. in 6M17. These were reclassified from cumulative translation adjustments and included in net income in other revenues.

2 These components are included in the computation of total benefit costs. Refer to "Note 25 – Pension and other post-retirement benefits" for further information.

22 Offsetting of financial assets and financial liabilities
> Refer to “Note 23 – Offsetting of financial assets and financial liabilities” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q18 for further information.
Offsetting of derivatives
end of	6M18		2017
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	3.7	3.4	2.5	1.8
OTC	71.7	66.9	83.3	79.0
Exchange-traded	0.3	0.4	0.1	0.2
Interest rate products	75.7	70.7	85.9	81.0
OTC-cleared	0.5	0.4	0.2	0.2
OTC	35.1	39.7	29.1	34.6
Exchange-traded	0.0	0.1	0.0	0.0
Foreign exchange products	35.6	40.2	29.3	34.8
OTC	11.2	10.7	11.7	12.0
Exchange-traded	9.9	11.8	9.2	9.8
Equity/index-related products	21.1	22.5	20.9	21.8
OTC-cleared	2.9	3.2	3.6	3.8
OTC	3.6	4.6	3.9	4.7
Credit derivatives	6.5	7.8	7.5	8.5
OTC	0.7	0.6	1.4	0.9
Other products [1]	0.7	0.6	1.4	0.9
OTC-cleared	7.1	7.0	6.3	5.8
OTC	122.3	122.5	129.4	131.2
Exchange-traded	10.2	12.3	9.3	10.0
Total gross derivatives subject to enforceable master netting agreements	139.6	141.8	145.0	147.0
Offsetting (CHF billion)
OTC-cleared	(6.7)	(6.8)	(5.7)	(5.4)
OTC	(108.0)	(113.6)	(114.5)	(122.4)
Exchange-traded	(9.5)	(10.8)	(8.6)	(9.6)
Offsetting	(124.2)	(131.2)	(128.8)	(137.4)
of which counterparty netting	(109.8)	(109.8)	(113.8)	(113.8)
of which cash collateral netting	(14.4)	(21.4)	(15.0)	(23.6)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.4	0.2	0.6	0.4
OTC	14.3	8.9	14.9	8.8
Exchange-traded	0.7	1.5	0.7	0.4
Total net derivatives subject to enforceable master netting agreements	15.4	10.6	16.2	9.6
Total derivatives not subject to enforceable master netting agreements [2]	4.3	4.6	3.7	5.2
Total net derivatives presented in the consolidated balance sheets	19.7	15.2	19.9	14.8
of which recorded in trading assets and trading liabilities	19.7	15.2	19.9	14.7
of which recorded in other assets and other liabilities	0.0	0.0	0.0	0.1
1 Primarily precious metals, commodity and energy products.
2 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Offsetting of securities purchased under resale agreements and securities borrowing transactions
end of	6M18				2017
	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	84.6	(21.9)	62.7		89.4	(28.8)	60.6
Securities borrowing transactions	21.6	(5.1)	16.5		18.7	(5.0)	13.7
Total subject to enforceable master netting agreements	106.2	(27.0)	79.2		108.1	(33.8)	74.3
Total not subject to enforceable master netting agreements [1]	38.4	–	38.4		41.0	–	41.0
Total	144.6	(27.0)	117.6	[2]	149.1	(33.8)	115.3	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 75,706 million and CHF 77,498 million of the total net amount as of 6M18 and 2017, respectively, are reported at fair value.
Offsetting of securities sold under repurchase agreements and securities lending transactions
end of	6M18				2017
	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	38.9	(24.7)	14.2		49.4	(31.5)	17.9
Securities lending transactions	6.2	(2.3)	3.9		7.1	(2.3)	4.8
Obligation to return securities received as collateral, at fair value	43.6	0.0	43.6		37.0	0.0	37.0
Total subject to enforceable master netting agreements	88.7	(27.0)	61.7		93.5	(33.8)	59.7
Total not subject to enforceable master netting agreements [1]	3.7	–	3.7		4.9	–	4.9
Total	92.4	(27.0)	65.4		98.4	(33.8)	64.6
of which securities sold under repurchase agreements and securities lending transactions	46.9	(27.0)	19.9	[2]	60.3	(33.8)	26.5	[2]
of which obligation to return securities received as collateral, at fair value	45.5	0.0	45.5		38.1	0.0	38.1
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 9,457 million and CHF 15,262 million of the total net amount as of 6M18 and 2017, respectively, are reported at fair value.
Amounts not offset in the consolidated balance sheets
end of	6M18						2017
	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	15.4	4.9		0.0		10.5	16.2	5.2		0.0		11.0
Securities purchased under resale agreements	62.7	62.7		0.0		0.0	60.6	60.6		0.0		0.0
Securities borrowing transactions	16.5	16.0		0.0		0.5	13.7	13.2		0.0		0.5
Total financial assets subject to enforceable master netting agreements	94.6	83.6		0.0		11.0	90.5	79.0		0.0		11.5
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	10.6	1.7		0.0		8.9	9.6	2.1		0.0		7.5
Securities sold under repurchase agreements	14.2	14.2		0.0		0.0	17.9	17.9		0.0		0.0
Securities lending transactions	3.9	3.4		0.0		0.5	4.8	4.4		0.0		0.4
Obligation to return securities received as collateral, at fair value	43.6	39.2		0.0		4.4	37.0	32.7		0.0		4.3
Total financial liabilities subject to enforceable master netting agreements	72.3	58.5		0.0		13.8	69.3	57.1		0.0		12.2
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

23 Tax
The 6M18 income tax expense of CHF 629 million includes the impact of the estimated annual effective tax rate as well as the impact of items that need to be recorded in the specific interim period in which they occur. Further details are outlined in the tax expense reconciliation below.
Net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of June 30, 2018, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF 4.6 billion which are considered indefinitely reinvested. The Bank would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Bank is currently subject to ongoing tax audits. inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 20 million in unrecognized tax benefits within 12 months of the reporting date.
The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Brazil – 2013; Switzerland – 2011; the US – 2010; the UK – 2009; and the Netherlands – 2006.
Effective tax rate
in	6M18	6M17
Effective tax rate (%)	33.3	33.5
Tax expense reconciliation
in	6M18
CHF million
Income tax expense computed at the statutory tax rate of 22%	415
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	4
Other non-deductible expenses	171
Changes in deferred tax valuation allowance	25
Lower taxed income	(60)
(Windfall tax benefits)/shortfall tax charges on share-based compensation	(5)
Other	79
Income tax expense	629
Foreign tax rate differential
6M18 included a foreign tax expense of CHF 4 million in respect of earnings in higher tax jurisdictions, such as the US, as well as earnings in lower tax jurisdictions, such as Singapore.
Other non-deductible expenses
6M18 included the impact of CHF 167 million of non-deductible interest expenses and non-deductible bank levy costs and CHF 12 million relating to other non-deductible expenses relating to a litigation matter, partially offset by tax benefits on goodwill deductions of CHF 10 million. The remaining balance included various smaller items.
Changes in deferred tax valuation allowance
6M18 included the impact of the increase of valuation allowances of CHF 109 million mainly in respect of two of the Bank’s operating entities in the UK, and a decrease of valuation allowances of CHF 84 million mainly in respect of one of the Bank’s operating entities in the UK, related to estimated current year earnings.
Lower taxed income
6M18 primarily included the impacts of CHF 31 million related to non-taxable life insurance income, a beneficial earnings mix in one of the Bank’s operating entities in Switzerland of CHF 27 million.
Other
6M18 included a tax charge of CHF 50 million associated with the deferred tax re-assessment in Switzerland, a tax expense of CHF 44 million from an adverse earnings mix in one of the Bank’s operating entities in Switzerland and a tax expense of CHF 6 million relating to the increase of tax contingency accruals. This was partially offset by a tax benefit on the favorable resolution of a tax litigation in Asia of CHF 15 million. The remaining balance included various smaller items.

Net deferred tax assets
end of	6M18	2017
Net deferred tax assets (CHF million)
Deferred tax assets	5,114	5,457
of which net operating losses	1,782	2,200
of which deductible temporary differences	3,332	3,257
Deferred tax liabilities	(255)	(152)
Net deferred tax assets	4,859	5,305
24 Employee deferred compensation
> Refer to “Note 25 – Employee deferred compensation” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q18 and “Note 27 – Employee deferred compensation” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2017 for further information.
Deferred compensation expense
in	6M18	6M17
Deferred compensation expense (CHF million)
Share awards	270	274
Performance share awards	195	183
Contingent Capital Awards	92	150
Contingent Capital share awards	1	11
Capital Opportunity Facility awards	6	7
2008 Partner Asset Facility awards [1]	0	7
Other cash awards	119	172
Total deferred compensation expense	683	804
1 Compensation expense mainly includes the change in underlying fair value of the indexed assets during the period.
Estimated unrecognized deferred compensation
end of	6M18
Estimated unrecognized compensation expense (CHF million)
Share awards	716
Performance share awards	350
Contingent Capital Awards	241
Contingent Capital share awards	1
Other cash awards	271
Total	1,579

Weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3
6M18 activity
In 6M18, the Bank granted share awards, performance share awards and Contingent Capital Awards (CCA) as part of the 2017 deferred variable compensation. Expense recognition for these awards began in 6M18 and will continue over the remaining service or vesting period of each respective award.
Share awards
In 6M18, the Bank granted 37.1 million share awards at a weighted-average share price of CHF 17.11. Each share award granted entitles the holder of the award to receive one Group share, subject to service conditions. Share awards vest over three years with one third of the share awards vesting on each of the three anniversaries of the grant date (ratable vesting), with the exception of awards granted to individuals classified as risk managers or senior managers under the UK Prudential Regulatory Authority (PRA) Remuneration Code. Share awards granted to risk managers vest over five years with one fifth of the award vesting on each of the five anniversaries of the grant date, while share awards granted to senior managers vest over five years commencing on the third anniversary of the grant date, with one fifth of the award vesting on each of the third to seventh anniversaries of the grant date. Share awards are expensed over the service period of the awards.
Performance share awards
In 6M18, the Bank granted 25.6 million performance share awards at a weighted-average share price of CHF 16.98. Performance share awards are similar to share awards, except that the full balance of outstanding performance share awards, including those awarded in prior years, are subject to performance-based malus provisions.
Contingent Capital Awards
In 6M18, the Bank awarded CHF 233 million of CCA. CCA are scheduled to vest on the third anniversary of the grant date, other than those granted to individuals classified as risk managers or senior managers under the UK PRA Remuneration Code, where CCA vest on the fifth and seventh anniversaries of the grant date, respectively, and will be expensed over the vesting period.

Special cash awards
In 6M18, the Bank granted fixed deferred cash compensation of CHF 98 million to certain employees in the Americas. This compensation will be expensed in the Global Markets, Investment Banking & Capital Markets and International Wealth Management divisions over a three-year period from the grant date. Amortization of this compensation totaled CHF 33 million in 6M18.
Share-based award activity
	6M18
Number of awards (in millions)	Share awards	Performance share awards	Contingent Capital share award
Share-based award activities
Balance at beginning of period	79.9	52.8	7.5
Granted	37.1	25.6	0.0
Settled	(35.3)	(25.4)	(4.7)
Forfeited	(1.1)	(0.8)	0.0
Balance at end of period	80.6	52.2	2.8
of which vested	8.3	3.7	0.6
of which unvested	72.3	48.5	2.2
25 Pension and other post-retirement benefits
> Refer to “Note 29 – Pension and other post-retirement benefits” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2017 for further information.
The Bank expects to contribute CHF 27 million to the international single-employer defined benefit pension plans and other post-retirement defined benefit plans in 2018. As of the end of 6M18, CHF 14 million of contributions had been made.
Components of net periodic benefit costs
in	6M18	6M17
Net periodic benefit costs/(credits) (CHF million)
Service costs on benefit obligation	8	11
Interest costs on benefit obligation	47	48
Expected return on plan assets	(58)	(66)
Amortization of recognized actuarial losses	26	31
Curtailment losses/(gains)	0	(5)
Net periodic benefit costs	23	19
Service costs on benefit obligation are reflected in compensation and benefits and restructuring expenses. Other components of net periodic benefit costs are reflected in general and administrative expenses and restructuring expenses.

26 Derivatives and hedging activities
> Refer to “Note 30 – Derivatives and hedging activities” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2017 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Bank.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Bank elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 29 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 6M18	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	10,168.2	2.4	2.5	0.0	0.0	0.0
Swaps	14,921.1	53.0	49.0	49.5	0.1	0.2
Options bought and sold (OTC)	2,584.0	20.6	19.7	0.0	0.0	0.0
Futures	788.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1,236.7	0.3	0.4	0.0	0.0	0.0
Interest rate products	29,698.1	76.3	71.6	49.5	0.1	0.2
Forwards	1,289.5	13.4	14.0	12.6	0.1	0.0
Swaps	526.9	17.8	21.2	0.0	0.0	0.0
Options bought and sold (OTC)	439.8	5.8	6.0	0.7	0.0	0.0
Futures	10.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	4.2	0.0	0.1	0.0	0.0	0.0
Foreign exchange products	2,270.7	37.0	41.3	13.3	0.1	0.0
Forwards	2.3	0.1	0.1	0.0	0.0	0.0
Swaps	187.7	4.1	4.6	0.0	0.0	0.0
Options bought and sold (OTC)	224.2	8.1	7.4	0.0	0.0	0.0
Futures	37.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	410.7	10.0	12.0	0.0	0.0	0.0
Equity/index-related products	862.8	22.3	24.1	0.0	0.0	0.0
Credit derivatives [2]	462.6	6.7	8.1	0.0	0.0	0.0
Forwards	6.0	0.0	0.0	0.0	0.0	0.0
Swaps	18.7	1.3	1.0	0.0	0.0	0.0
Options bought and sold (OTC)	8.2	0.1	0.1	0.0	0.0	0.0
Futures	12.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.3	0.0	0.0	0.0	0.0	0.0
Other products [3]	46.7	1.4	1.1	0.0	0.0	0.0
Total derivative instruments	33,340.9	143.7	146.2	62.8	0.2	0.2
The notional amount, PRV and NRV (trading and hedging) was CHF 33,403.7 billion, CHF 143.9 billion and CHF 146.4 billion, respectively, as of June 30, 2018.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 2017	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	8,509.3	1.2	1.2	0.0	0.0	0.0
Swaps	13,048.8	60.4	56.3	46.8	0.2	0.2
Options bought and sold (OTC)	2,374.5	25.2	24.0	0.0	0.0	0.0
Futures	547.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	419.2	0.2	0.3	0.0	0.0	0.0
Interest rate products	24,899.6	87.0	81.8	46.8	0.2	0.2
Forwards	1,387.9	10.7	11.1	13.3	0.0	0.2
Swaps	581.1	15.2	19.9	0.0	0.0	0.0
Options bought and sold (OTC)	414.8	4.6	4.8	2.1	0.0	0.0
Futures	13.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	5.4	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	2,402.2	30.5	35.8	15.4	0.0	0.2
Forwards	0.9	0.0	0.1	0.0	0.0	0.0
Swaps	199.1	3.8	4.9	0.0	0.0	0.0
Options bought and sold (OTC)	221.8	8.6	8.5	0.0	0.0	0.0
Futures	32.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	373.2	9.3	10.3	0.0	0.0	0.0
Equity/index-related products	827.8	21.7	23.8	0.0	0.0	0.0
Credit derivatives [2]	524.9	7.7	8.9	0.0	0.0	0.0
Forwards	7.0	0.0	0.1	0.0	0.0	0.0
Swaps	17.9	1.5	1.4	0.0	0.0	0.0
Options bought and sold (OTC)	10.1	0.1	0.0	0.0	0.0	0.0
Futures	15.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.1	0.0	0.0	0.0	0.0	0.0
Other products [3]	52.7	1.6	1.5	0.0	0.0	0.0
Total derivative instruments	28,707.2	148.5	151.8	62.2	0.2	0.4
The notional amount, PRV and NRV (trading and hedging) was CHF 28,769.4 billion, CHF 148.7 billion and CHF 152.2 billion, respectively, as of December 31, 2017.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.
Netting of derivative instruments
> Refer to “Note 22 – Offsetting of financial assets and financial liabilities” for further information on the offsetting of derivative instruments.
Fair value hedges
in	6M18	6M17
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	(755)	31
Total	(755)	31
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	790	(44)
Total	790	(44)
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portions	35	(13)
Represents gains/(losses) recognized in trading revenues.
Cash flow hedges
in	6M18	6M17
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	(92)	1
Foreign exchange products	(73)	(30)
Total	(165)	(29)
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products [1]	(40)	(2)
Foreign exchange products [2]	(39)	(17)
Total	(79)	(19)
Details of cash flow hedges (CHF million)
Net gains/(losses) on the ineffective portions [2]	(2)	1
1 Included in interest and dividend income.
2 Included in trading revenues.
As of the end of 6M18, the maximum length of time over which the Bank hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was four years.
The net loss associated with cash flow hedges expected to be reclassified from accumulated other comprehensive income (AOCI) within the next 12 months was CHF 54 million.
Net investment hedges
in	6M18	6M17
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	158	(54)
Total	158	(54)
Represents gains/(losses) on effective portion.
The Bank includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
The following table provides the Bank’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and special purpose entities (SPEs) that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch, two-notch and a three-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.
Contingent credit risk
end of	6M18				2017
	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	4.3	0.1	0.9	5.3	5.4	0.1	1.2	6.7
Collateral posted	3.3	0.1	–	3.4	4.4	0.1	–	4.5
Impact of a one-notch downgrade event	0.2	0.0	0.0	0.2	0.2	0.1	0.1	0.4
Impact of a two-notch downgrade event	0.8	0.2	0.3	1.3	0.9	0.2	0.5	1.6
Impact of a three-notch downgrade event	0.9	0.3	0.5	1.7	1.0	0.4	0.7	2.1
The impact of a downgrade event reflects the amount of additional collateral required for bilateral counterparties and special purpose entities and the amount of additional termination expenses for accelerated terminations, respectively.

Credit derivatives
> Refer to “Note 30 – Derivatives and hedging activities” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2017 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Total return swaps (TRS) of CHF 10.2 billion and CHF 6.7 billion as of the end of 6M18 and 2017, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
end of	6M18							2017
	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(49.5)	46.3		(3.2)	14.7		0.5	(57.6)	53.8		(3.8)	15.3		0.9
Non-investment grade	(26.0)	23.0		(3.0)	16.4		0.1	(28.2)	25.5		(2.7)	14.3		0.5
Total single-name instruments	(75.5)	69.3		(6.2)	31.1		0.6	(85.8)	79.3		(6.5)	29.6		1.4
of which sovereign	(17.8)	16.1		(1.7)	5.9		(0.3)	(21.0)	19.2		(1.8)	6.2		0.2
of which non-sovereign	(57.7)	53.2		(4.5)	25.2		0.9	(64.8)	60.1		(4.7)	23.4		1.2
Multi-name instruments (CHF billion)
Investment grade [2]	(94.5)	92.3		(2.2)	41.1		0.0	(107.1)	104.7		(2.4)	59.3		0.7
Non-investment grade	(20.3)	20.1		(0.2)	8.2	[3]	0.7	(21.0)	19.6		(1.4)	12.0	[3]	0.9
Total multi-name instruments	(114.8)	112.4		(2.4)	49.3		0.7	(128.1)	124.3		(3.8)	71.3		1.6
of which sovereign	(0.2)	0.2		0.0	0.0		0.0	(0.3)	0.3		0.0	0.3		0.0
of which non-sovereign	(114.6)	112.2		(2.4)	49.3		0.7	(127.8)	124.0		(3.8)	71.0		1.6
Total instruments (CHF billion)
Investment grade [2]	(144.0)	138.6		(5.4)	55.8		0.5	(164.7)	158.5		(6.2)	74.6		1.6
Non-investment grade	(46.3)	43.1		(3.2)	24.6		0.8	(49.2)	45.1		(4.1)	26.3		1.4
Total instruments	(190.3)	181.7		(8.6)	80.4		1.3	(213.9)	203.6		(10.3)	100.9		3.0
of which sovereign	(18.0)	16.3		(1.7)	5.9		(0.3)	(21.3)	19.5		(1.8)	6.5		0.2
of which non-sovereign	(172.3)	165.4		(6.9)	74.5		1.6	(192.6)	184.1		(8.5)	94.4		2.8
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	6M18	2017
Credit derivatives (CHF billion)
Credit protection sold	190.3	213.9
Credit protection purchased	181.7	203.6
Other protection purchased	80.4	100.9
Other instruments [1]	10.2	6.5
Total credit derivatives	462.6	524.9
1 Consists of total return swaps and other derivative instruments.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
6M18 (CHF billion)
Single-name instruments	14.4	56.7	4.4	75.5
Multi-name instruments	23.7	71.0	20.1	114.8
Total instruments	38.1	127.7	24.5	190.3
2017 (CHF billion)
Single-name instruments	21.6	59.4	4.8	85.8
Multi-name instruments	31.2	79.9	17.0	128.1
Total instruments	52.8	139.3	21.8	213.9
27 Guarantees and commitments
> Refer to “Note 28 – Guarantees and commitments” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q18 and to “Note 31 – Guarantees and commitments” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2017 for further information.

Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
6M18 (CHF million)
Credit guarantees and similar instruments	2,215	1,140	3,355	3,142		3	1,557
Performance guarantees and similar instruments	5,066	1,971	7,037	6,095		47	2,809
Derivatives [2]	18,267	6,219	24,486	24,486		445	–	[3]
Other guarantees	4,977	2,097	7,074	7,066		54	4,255
Total guarantees	30,525	11,427	41,952	40,789		549	8,621
2017 (CHF million)
Credit guarantees and similar instruments	1,820	1,269	3,089	2,840		12	1,603
Performance guarantees and similar instruments	4,931	2,212	7,143	6,216		44	3,012
Derivatives [2]	15,520	8,984	24,504	24,504		403	–	[3]
Other guarantees	4,461	2,217	6,678	6,673		47	3,833
Total guarantees	26,732	14,682	41,414	40,233		506	8,448
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Bank had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not considered significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by Swiss Financial Market Supervisory Authority FINMA (FINMA) or by compulsory liquidation of another deposit taking bank, the Bank’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Bank’s banking subsidiaries in Switzerland, the Bank’s share in the deposit insurance guarantee program for the period July 1, 2017 to June 30, 2018 was CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees. For the period July 1, 2018 to June 30, 2019, the Bank’s share in this deposit insurance guarantee program based on FINMA’s estimate will be CHF 0.5 billion.
Representations and warranties on residential mortgage loans sold
In connection with the Global Markets division’s sale of US residential mortgage loans, the Bank has provided certain representations and warranties relating to the loans sold.
> Refer to “Note 28 – Guarantees and commitments” in III – Consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q18 and to “Note 31 – Guarantees and commitments” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2017 for further information.
Other commitments
	6M18							2017
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	5,231	390	5,621		5,301		3,499	4,976	115	5,091		5,000		3,218
Irrevocable loan commitments	25,834	90,804	116,638	[2]	111,328		50,786	24,296	82,105	106,401	[2]	101,270		42,307
Forward reverse repurchase agreements	170	0	170		170		170	12	0	12		12		12
Other commitments	431	229	660		660		1	219	128	347		347		0
Total other commitments	31,666	91,423	123,089		117,459		54,456	29,503	82,348	111,851		106,629		45,537
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 115,635 million and CHF 108,665 million of unused credit limits as of the end of 6M18 and 2017, respectively, which were revocable at the Bank's sole discretion upon notice to the client. The prior period has been adjusted to the current presentation.

28 Transfers of financial assets and variable interest entities
> Refer to “Note 29 – Transfers of financial assets and variable interest entities“ in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q18 and “Note 32 – Transfers of financial assets and variable interest entities“ in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2017 for further information.
Transfers of financial assets
Securitizations
The following table provides the gains or losses and proceeds from the transfer of assets relating to 6M18 and 6M17 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with cash flows between the Bank and the SPEs used in any securitizations in which the Bank maintained continuing involvement from the time of the transaction, regardless of when the securitization occurred.
Securitizations
in	6M18	6M17
Gains and cash flows (CHF million)
CMBS
Net gain [1]	7	34
Proceeds from transfer of assets	3,568	2,917
Cash received on interests that continue to be held	23	18
RMBS
Net gain/(loss) [1]	(4)	6
Proceeds from transfer of assets	16,765	5,807
Purchases of previously transferred financial assets or its underlying collateral	(1)	(2)	[2]
Servicing fees	1	1
Cash received on interests that continue to be held	406	146
Other asset-backed financings
Net gain [1]	58	24
Proceeds from transfer of assets	3,950	3,404
Purchases of previously transferred financial assets or its underlying collateral [3]	(232)	(209)	[2]
Fees [4]	67	56
Cash received on interests that continue to be held	1	1
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

2 Line item was omitted in 6M17.
3 Represents market making activity and voluntary repurchases at fair value where no repurchase obligations were present.
4 Represents management fees and performance fees earned for investment management services provided to managed CLOs.
Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Bank continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 6M18 and 2017, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	6M18	2017
CHF million
CMBS
Principal amount outstanding	23,938	19,918
Total assets of SPE	37,020	31,586
RMBS
Principal amount outstanding	47,792	35,645
Total assets of SPE	48,862	36,770
Other asset-backed financings
Principal amount outstanding	24,176	20,916
Total assets of SPE	45,550	39,330
Principal amount outstanding relates to assets transferred from the Bank and does not include principle amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Bank may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Note 29 – Financial instruments” for information on fair value hierarchy levels.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
at time of transfer, in	6M18							6M17
			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			463				2,626			60				637
of which level 2			463				2,542			60				538
of which level 3			0				84			0				99
Weighted-average life, in years			5.7				7.6			7.7				9.5
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	5.5	–	13.5			–	[2]	6.7	–	16.8
Cash flow discount rate (rate per annum), in % [3]	3.6	–	9.8		3.0	–	13.2	2.9	–	3.0		2.3	–	11.7
Expected credit losses (rate per annum), in % [4]	1.8	–	1.8		2.8	–	5.5	0.0	–	0.0		3.2	–	3.7
Transfers of assets in which the Bank does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.
4 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 6M18 and 2017.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of	6M18											2017
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			709				2,748			159				579				1,985			665
of which non-investment grade			90				709			9				100				508			50
Weighted-average life, in years			5.4				8.1			5.8				4.7				8.1			6.4
Prepayment speed assumption (rate per annum), in % [3]			–		1.0	–	20.0			–				–		1.0	–	25.0			–
Impact on fair value from 10% adverse change			–				(29.2)			–				–				(35.0)			–
Impact on fair value from 20% adverse change			–				(56.4)			–				–				(68.1)			–
Cash flow discount rate (rate per annum), in % [4]	3.1	–	12.6		2.9	–	29.4	0.9	–	21.2		2.7	–	12.3		1.9	–	30.6	1.0	–	21.2	[5]
Impact on fair value from 10% adverse change			(13.9)				(60.8)			(1.8)				(8.8)				(49.2)			(12.4)
Impact on fair value from 20% adverse change			(27.3)				(118.3)			(3.5)				(17.0)				(95.3)			(24.5)
Expected credit losses (rate per annum), in % [6]	0.5	–	9.7		0.9	–	26.6	0.7	–	21.2		0.6	–	6.3		0.5	–	28.2	0.7	–	21.2	[5]
Impact on fair value from 10% adverse change			(5.0)				(25.3)			(1.5)				(3.9)				(23.6)			(6.6)
Impact on fair value from 20% adverse change			(10.0)				(49.4)			(2.9)				(7.8)				(46.1)			(12.9)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs within this category are generally structured to be protected from prepayment risk.
3
PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate was based on the weighted-average yield on the beneficial interests.
5 Prior period has been corrected.
6 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.

Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 6M18 and 2017.
> Refer to “Note 30 – Assets pledged and collateral” for information on assets pledged or assigned.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	6M18	2017
CHF million
Other asset-backed financings
Trading assets	213	347
Other assets	0	48
Liability to SPE, included in other liabilities	(213)	(395)
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 6M18 and 2017.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	6M18	2017
CHF billion
Government debt securities	24.3	31.4
Corporate debt securities	12.3	15.1
Asset-backed securities	2.8	5.0
Other	0.2	0.6
Securities sold under repurchase agreements	39.6	52.1
Government debt securities	2.6	2.7
Corporate debt securities	0.4	0.4
Equity securities	4.0	4.8
Other	0.3	0.3
Securities lending transactions	7.3	8.2
Government debt securities	1.3	1.8
Corporate debt securities	0.6	0.6
Asset-backed securities	0.1	0.0
Equity securities	43.5	35.6
Other	0.0	0.1
Obligation to return securities received as collateral, at fair value	45.5	38.1
Total	92.4	98.4
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	31-90 days	More than 90 days	Total
6M18 (CHF billion)
Securities sold under repurchase agreements	7.6		21.9		5.4	4.7	39.6
Securities lending transactions	4.7		2.4		0.2	0.0	7.3
Obligation to return securities received as collateral, at fair value	45.3		0.0		0.2	0.0	45.5
Total	57.6		24.3		5.8	4.7	92.4
2017 (CHF billion)
Securities sold under repurchase agreements	7.2		32.5		5.2	7.2	52.1
Securities lending transactions	5.7		2.2		0.0	0.3	8.2
Obligation to return securities received as collateral, at fair value	37.9		0.0		0.0	0.2	38.1
Total	50.8		34.7		5.2	7.7	98.4
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 22 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.
Variable interest entities
Commercial paper conduit
In 2Q16, the Bank established Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit used for client and Bank financing purposes. The Bank acts as the administrator and provider of liquidity and credit enhancement facilities for Alpine. Alpine discloses to CP investors certain portfolio and asset data and submits its portfolio to rating agencies for public ratings. This CP conduit purchases assets such as loans and receivables or enters into reverse repurchase agreements and finances such activities through the issuance of CP backed by these assets. The CP conduit can enter into liquidity facilities with third-party entities pursuant to which it may purchase assets from these entities to provide them with liquidity and credit support. The financing transactions are structured to provide credit support to the CP conduit in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Bank. However, its assets are available to satisfy only the claims of its creditors. In addition, the Bank, as administrator and liquidity facility provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Bank is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of the conduit’s outstanding CP was approximately 130 days as of the end of 6M18. Alpine was rated A-1(sf) by Standard & Poor’s and P-1(sf) by Moody’s and had exposures mainly in a reverse repurchase agreement, commercial paper, credit card receivables and car loans.
The Bank’s commitment to this CP conduit consists of obligations under liquidity agreements. The liquidity agreements are asset-specific arrangements, which require the Bank to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The asset-specific credit enhancements provided by the client seller of the assets remain unchanged as a result of such a purchase. In entering into such agreements, the Bank reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.
The Bank’s economic risks associated with the CP conduit are included in the Bank’s risk management framework including counterparty, economic risk capital and scenario analysis.
Consolidated VIEs
The consolidated variable interest entities (VIEs) tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 6M18 and 2017.
Consolidated VIEs in which the Bank was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
6M18 (CHF million)
Cash and due from banks	34	0	75	68	53	10	240
Trading assets	56	0	106	147	929	14	1,252
Investment securities	0	0	679	0	0	0	679
Other investments	0	0	0	199	1,127	284	1,610
Net loans	0	0	32	0	20	247	299
Premises and equipment	0	0	0	0	104	0	104
Other assets	371	10	925	12	45	674	2,037
of which loans held-for-sale	370	0	144	0	3	0	517
Total assets of consolidated VIEs	461	10	1,817	426	2,278	1,229	6,221
Trading liabilities	1	0	0	0	2	0	3
Long-term debt	173	0	838	0	26	35	1,072
Other liabilities	1	0	1	8	109	100	219
Total liabilities of consolidated VIEs	175	0	839	8	137	135	1,294
2017 (CHF million)
Cash and due from banks	22	0	96	32	70	12	232
Trading assets	17	0	10	179	1,122	20	1,348
Investment securities	0	0	381	0	0	0	381
Other investments	0	0	0	350	1,197	286	1,833
Net loans	0	0	0	3	21	243	267
Premises and equipment	0	0	0	0	128	0	128
Other assets	83	4	1,070	21	31	1,187	2,396
of which loans held-for-sale	83	0	152	0	3	0	238
Total assets of consolidated VIEs	122	4	1,557	585	2,569	1,748	6,585
Trading liabilities	0	0	0	0	3	0	3
Long-term debt	51	0	752	0	26	34	863
Other liabilities	0	0	1	26	111	66	204
Total liabilities of consolidated VIEs	51	0	753	26	140	100	1,070

Non-consolidated VIEs
Non-consolidated VIE assets are related to the non-consolidated VIEs with which the Bank has variable interests. These amounts represent the assets of the entities themselves and are typically unrelated to the exposures the Bank has with the entity and thus are not amounts that are considered for risk management purposes.
Non-consolidated VIEs
		Financial intermediation
end of	CDO/ CLO	Securi- tizations	Funds	Loans	Other	Total
6M18 (CHF million)
Trading assets	159	5,829	900	207	2,839	9,934
Net loans	312	1,375	2,111	4,040	1,092	8,930
Other assets	5	12	100	0	458	575
Total variable interest assets	476	7,216	3,111	4,247	4,389	19,439
Maximum exposure to loss	476	8,880	3,111	7,293	5,203	24,963
Total assets of non-consolidated VIEs	6,517	83,744	89,367	18,825	12,737	211,190
2017 (CHF million)
Trading assets	746	4,573	1,014	224	2,388	8,945
Net loans	620	1,563	2,438	4,591	328	9,540
Other assets	9	11	55	1	437	513
Total variable interest assets	1,375	6,147	3,507	4,816	3,153	18,998
Maximum exposure to loss	1,375	7,617	3,514	7,061	4,079	23,646
Total assets of non-consolidated VIEs	15,874	64,839	63,504	16,270	6,265	166,752
29 Financial instruments
> Refer to “Note 30 – Financial instruments” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q18 and to “Note 33 – Financial instruments” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2017 for further information.

Assets and liabilities measured at fair value on a recurring basis
end of 6M18	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	185	0	–		–		185
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	75,706	0	–		–		75,706
Debt	1,126	858	0	–		–		1,984
of which corporates	0	764	0	–		–		764
Equity	43,389	140	9	–		–		43,538
Securities received as collateral	44,515	998	9	–		–		45,522
Debt	24,772	40,750	2,161	–		12		67,695
of which foreign governments	24,521	3,688	219	–		–		28,428
of which corporates	123	9,974	1,233	–		12		11,342
of which RMBS	0	22,228	446	–		–		22,674
of which CMBS	0	3,191	20	–		–		3,211
of which CDO	4	1,450	108	–		–		1,562
Equity	39,750	2,841	182	–		1,026		43,799
Derivatives	7,130	133,414	3,116	(124,039)		–		19,621
of which interest rate products	2,451	73,145	707	–		–		–
of which foreign exchange products	350	36,435	231	–		–		–
of which equity/index-related products	4,327	17,232	747	–		–		–
of which credit derivatives	0	5,913	745	–		–		–
Other	1,964	572	2,136	–		–		4,672
Trading assets	73,616	177,577	7,595	(124,039)		1,038		135,787
Debt	99	2,077	153	–		–		2,329
of which foreign governments	99	1,141	0	–		–		1,240
of which corporates	0	410	0	–		–		410
of which RMBS	0	526	151	–		–		677
of which CMBS	0	0	2	–		–		2
Investment securities	99	2,077	153	–		–		2,329
Private equity	0	0	23	–		399		422
of which equity funds	0	0	23	–		139		162
Hedge funds	0	0	0	–		194		194
of which debt funds	0	0	0	–		121		121
Other equity investments	22	85	124	–		1,083		1,314
of which private	22	84	96	–		1,083		1,285
Life finance instruments	0	0	1,201	–		–		1,201
Other investments	22	85	1,348	–		1,676		3,131
Loans	0	11,527	4,184	–		–		15,711
of which commercial and industrial loans	0	4,140	1,859	–		–		5,999
of which financial institutions	0	5,026	1,426	–		–		6,452
Other intangible assets (mortgage servicing rights)	0	0	151	–		–		151
Other assets	75	8,293	1,560	(185)		–		9,743
of which loans held-for-sale	0	6,281	1,355	–		–		7,636
Total assets at fair value	118,327	276,448	15,000	(124,224)		2,714		288,265
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 6M18	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	169	0	–		–		169
Customer deposits	0	2,941	466	–		–		3,407
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	9,457	0	–		–		9,457
Debt	1,126	858	0	–		–		1,984
of which corporates	0	764	0	–		–		764
Equity	43,389	140	9	–		–		43,538
Obligation to return securities received as collateral	44,515	998	9	–		–		45,522
Debt	4,297	4,214	41	–		–		8,552
of which foreign governments	4,272	326	0	–		–		4,598
of which corporates	6	3,779	41	–		–		3,826
Equity	18,746	242	54	–		2		19,044
Derivatives	8,121	135,095	2,948	(130,981)		–		15,183
of which interest rate products	2,749	68,595	230	–		–		–
of which foreign exchange products	326	40,835	159	–		–		–
of which equity/index-related products	5,045	17,919	1,129	–		–		–
of which credit derivatives	0	7,165	900	–		–		–
Trading liabilities	31,164	139,551	3,043	(130,981)		2		42,779
Short-term borrowings	0	10,010	1,665	–		–		11,675
Long-term debt	0	48,309	12,963	–		–		61,272
of which treasury debt over two years	0	899	0	–		–		899
of which structured notes over one year and up to two years	0	7,088	543	–		–		7,631
of which structured notes over two years	0	29,659	12,155	–		–		41,814
of which other debt instruments over two years	0	2,664	108	–		–		2,772
of which other subordinated bonds	0	4,125	1	–		–		4,126
of which non-recourse liabilities	0	1,033	39	–		–		1,072
Other liabilities	0	6,866	1,085	(216)		–		7,735
of which failed sales	0	465	99	–		–		564
Total liabilities at fair value	75,679	218,301	19,231	(131,197)		2		182,016
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2017	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	212	0	–		–		212
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	77,498	0	–		–		77,498
Debt	576	802	0	–		–		1,378
of which corporates	0	726	0	–		–		726
Equity	36,121	529	46	–		–		36,696
Securities received as collateral	36,697	1,331	46	–		–		38,074
Debt	29,827	40,707	2,292	–		–		72,826
of which foreign governments	29,561	4,256	270	–		–		34,087
of which corporates	179	10,292	1,412	–		–		11,883
of which RMBS	0	21,399	320	–		–		21,719
of which CMBS	0	2,501	16	–		–		2,517
of which CDO	0	2,255	126	–		–		2,381
Equity	51,125	3,481	163	–		1,053		55,822
Derivatives	3,577	141,641	3,289	(128,607)		–		19,900
of which interest rate products	1,219	84,932	801	–		–		–
of which foreign exchange products	19	30,302	188	–		–		–
of which equity/index-related products	2,339	18,544	833	–		–		–
of which credit derivatives	0	7,107	634	–		–		–
Other	2,923	2,293	3,010	–		–		8,226
Trading assets	87,452	188,122	8,754	(128,607)		1,053		156,774
Debt	244	1,778	42	–		–		2,064
of which foreign governments	98	1,138	0	–		–		1,236
of which corporates	0	238	0	–		–		238
of which RMBS	0	167	40	–		–		207
of which CMBS	0	171	2	–		–		173
Equity	6	119	0	–		–		125
Investment securities	250	1,897	42	–		–		2,189
Private equity	0	0	29	–		343		372
of which equity funds	0	0	22	–		133		155
Hedge funds	0	0	0	–		391		391
of which debt funds	0	0	0	–		239		239
Other equity investments	25	9	271	–		1,121		1,426
of which private	18	9	271	–		1,121		1,419
Life finance instruments	0	7	1,301	–		–		1,308
Other investments	25	16	1,601	–		1,855		3,497
Loans	0	10,777	4,530	–		–		15,307
of which commercial and industrial loans	0	3,437	2,207	–		–		5,644
of which financial institutions	0	4,890	1,480	–		–		6,370
Other intangible assets (mortgage servicing rights)	0	0	158	–		–		158
Other assets	101	7,570	1,511	(164)		–		9,018
of which loans held-for-sale	0	5,800	1,350	–		–		7,150
Total assets at fair value	124,525	287,423	16,642	(128,771)		2,908		302,727
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2017	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	197	0	–		–		197
Customer deposits	0	3,056	455	–		–		3,511
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	15,262	0	–		–		15,262
Debt	576	802	0	–		–		1,378
of which corporates	0	726	0	–		–		726
Equity	36,121	529	46	–		–		36,696
Obligation to return securities received as collateral	36,697	1,331	46	–		–		38,074
Debt	5,160	4,139	2	–		–		9,301
of which foreign governments	5,108	746	0	–		–		5,854
of which corporates	12	3,334	2	–		–		3,348
Equity	14,230	883	55	–		9		15,177
Derivatives	3,731	144,929	3,169	(137,175)		–		14,654
of which interest rate products	1,254	80,290	317	–		–		–
of which foreign exchange products	8	35,707	100	–		–		–
of which equity/index-related products	2,468	20,017	1,301	–		–		–
of which credit derivatives	0	7,982	898	–		–		–
Trading liabilities	23,121	149,951	3,226	(137,175)		9		39,132
Short-term borrowings	0	10,174	845	–		–		11,019
Long-term debt	0	50,121	12,501	–		–		62,622
of which treasury debt over two years	0	936	0	–		–		936
of which structured notes over one year and up to two years	0	6,216	149	–		–		6,365
of which structured notes over two years	0	32,782	12,259	–		–		45,041
of which other debt instruments over two years	0	2,221	61	–		–		2,282
of which other subordinated bonds	0	4,557	0	–		–		4,557
of which non-recourse liabilities	0	833	30	–		–		863
Other liabilities	0	7,356	1,467	(233)		–		8,590
of which failed sales	0	439	223	–		–		662
Total liabilities at fair value	59,818	237,448	18,540	(137,408)		9		178,407
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Transfers between level 1 and level 2
in	6M18		6M17
	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Securities received as collateral	8	19	0	137
Debt	42	108	7	206
Equity	521	182	663	161
Derivatives	2,551	1	2,287	0
Trading assets	3,114	291	2,957	367
Liabilities (CHF million)
Obligations to return securities received as collateral	8	19	0	137
Debt	13	2	0	44
Equity	41	97	49	78
Derivatives	2,837	18	2,594	32
Trading liabilities	2,891	117	2,643	154

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues			Accumulated other comprehensive income
6M18	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	On transfers in / out	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Securities received as collateral	46	0	(15)	58	(80)	0	0	0		0	0		0	0	0	0	9
Debt	2,292	514	(425)	1,503	(1,540)	0	0	(10)		(165)	0		(4)	0	0	(4)	2,161
of which corporates	1,412	305	(279)	1,181	(1,289)	0	0	(9)		(97)	0		(4)	0	0	13	1,233
of which RMBS	320	161	(120)	289	(146)	0	0	(1)		(64)	0		0	0	0	7	446
of which CMBS	16	20	(1)	3	(13)	0	0	0		(5)	0		0	0	0	0	20
of which CDO	126	14	(13)	16	(36)	0	0	0		(1)	0		0	0	0	2	108
Equity	163	40	(22)	39	(81)	0	0	(3)		45	0		(1)	0	0	2	182
Derivatives	3,289	167	(182)	0	0	786	(651)	(26)		(267)	0		0	0	0	0	3,116
of which interest rate products	801	11	(22)	0	0	61	(45)	0		(92)	0		0	0	0	(7)	707
of which equity/index-related products	833	108	(115)	0	0	242	(234)	(17)		(56)	0		0	0	0	(14)	747
of which credit derivatives	634	45	(44)	0	0	310	(130)	(6)		(77)	0		0	0	0	13	745
Other	3,010	22	(62)	22,527	(23,478)	0	(18)	2		107	0		1	0	0	25	2,136
Trading assets	8,754	743	(691)	24,069	(25,099)	786	(669)	(37)		(280)	0		(4)	0	0	23	7,595
Investment securities	42	0	(4)	153	(28)	0	(157)	0		143	0		0	0	0	4	153
Equity	300	0	(109)	48	(84)	0	0	0		(1)	0		2	0	0	(9)	147
Life finance instruments	1,301	0	0	87	(152)	0	0	0		(52)	0		0	0	0	17	1,201
Other investments	1,601	0	(109)	135	(236)	0	0	0		(53)	0		2	0	0	8	1,348
Loans	4,530	493	(30)	32	(187)	824	(1,403)	0		(103)	0		0	0	0	28	4,184
of which commercial and industrial loans	2,207	57	(25)	0	(30)	366	(707)	0		(22)	0		0	0	0	13	1,859
of which financial institutions	1,480	321	(5)	31	(36)	286	(634)	0		(25)	0		0	0	0	8	1,426
Other intangible assets (mortgage servicing rights)	158	0	0	0	0	0	0	0		0	0		(10)	0	0	3	151
Other assets	1,511	201	(56)	681	(716)	142	(130)	0		(19)	0		0	0	0	(54)	1,560
of which loans held-for-sale [2]	1,350	174	(49)	633	(673)	142	(130)	0		(35)	0		0	0	0	(57)	1,355
Total assets at fair value	16,642	1,437	(905)	25,128	(26,346)	1,752	(2,359)	(37)		(312)	0		(12)	0	0	12	15,000
Liabilities (CHF million)
Customer deposits	455	0	0	0	0	0	0	0		41	0		0	0	(21)	(9)	466
Obligation to return securities received as collateral	46	0	(15)	58	(80)	0	0	0		0	0		0	0	0	0	9
Trading liabilities	3,226	226	(288)	69	(35)	926	(787)	(1)		(322)	0		(2)	0	0	31	3,043
of which interest rate derivatives	317	13	(5)	0	0	120	(87)	5		(135)	0		0	0	0	2	230
of which foreign exchange derivatives	100	19	(1)	0	0	44	(4)	0		(1)	0		0	0	0	2	159
of which equity/index-related derivatives	1,301	84	(170)	0	0	328	(339)	(7)		(76)	0		0	0	0	8	1,129
of which credit derivatives	898	72	(106)	0	0	309	(222)	4		(70)	0		0	0	0	15	900
Short-term borrowings	845	133	(55)	0	0	1,474	(739)	(1)		(55)	0		(5)	0	36	32	1,665
Long-term debt	12,501	1,921	(1,794)	0	0	2,669	(2,014)	3		(402)	0		0	(2)	(128)	209	12,963
of which structured notes over two years	12,259	1,721	(1,728)	0	0	1,927	(1,721)	4		(370)	0		0	(2)	(129)	194	12,155
Other liabilities	1,467	19	(29)	7	(115)	0	(354)	(6)		(24)	0		110	0	0	10	1,085
of which failed sales	223	12	(26)	2	(107)	0	0	0		(6)	0		0	0	0	1	99
Total liabilities at fair value	18,540	2,299	(2,181)	134	(230)	5,069	(3,894)	(5)		(762)	0		103	(2)	(113)	273	19,231
Net assets/(liabilities) at fair value	(1,898)	(862)	1,276	24,994	(26,116)	(3,317)	1,535	(32)		450	0		(115)	2	113	(261)	(4,231)
1 For all transfers to level 3 or out of level 3, the Bank determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized losses recorded in trading revenues of CHF (22) million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

44 / 45

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues			Accumulated other comprehensive income
6M17	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	On transfers in / out	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Interest-bearing deposits with banks	1	39	0	0	0	0	0	0		(1)	0		0	0	0	0	39
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	174	0	0	0	0	26	(195)	0		0	0		0	0	0	(5)	0
Securities received as collateral	70	3	(1)	31	(86)	0	0	0		0	0		0	0	0	(3)	14
Debt	3,977	326	(555)	1,447	(2,764)	0	0	(7)		(97)	0		6	0	0	(223)	2,110
of which corporates	1,674	113	(279)	1,040	(1,391)	0	0	(6)		(40)	0		4	0	0	(116)	999
of which RMBS	605	189	(130)	64	(206)	0	0	2		(62)	0		0	0	0	(31)	431
of which CMBS	65	4	(14)	0	(11)	0	0	(3)		(2)	0		0	0	0	(4)	35
of which CDO	1,165	14	(114)	132	(965)	0	0	0		(17)	0		0	0	0	(37)	178
Equity	240	15	(18)	32	(123)	0	0	0		2	0		0	0	0	(13)	135
Derivatives	4,305	215	(657)	0	0	503	(857)	103		(50)	0		0	0	0	(251)	3,311
of which interest rate products	748	4	(32)	0	0	90	(101)	5		34	0		0	0	0	(34)	714
of which equity/index-related products	914	85	(45)	0	0	191	(321)	9		38	0		0	0	0	(58)	813
of which credit derivatives	688	126	(188)	0	0	40	(160)	25		(38)	0		0	0	0	(39)	454
Other	4,243	49	(51)	6,774	(8,022)	0	(220)	3		262	0		0	0	0	(225)	2,813
Trading assets	12,765	605	(1,281)	8,253	(10,909)	503	(1,077)	99		117	0		6	0	0	(712)	8,369
Investment securities	72	0	(16)	64	(80)	0	(67)	(1)		68	0		0	0	0	(4)	36
Equity	318	0	0	89	(106)	0	0	0		(12)	0		23	0	0	(20)	292
Life finance instruments	1,588	0	0	96	(244)	0	0	0		22	0		0	0	0	(97)	1,365
Other investments	1,906	0	0	185	(350)	0	0	0		10	0		23	0	0	(117)	1,657
Loans	6,585	491	(372)	54	(487)	631	(1,419)	(19)		114	0		0	0	0	(366)	5,212
of which commercial and industrial loans	3,816	216	(103)	51	(321)	250	(1,033)	(7)		76	0		0	0	0	(198)	2,747
of which financial institutions	1,829	275	(9)	3	(162)	349	(337)	0		(10)	0		0	0	0	(108)	1,830
Other intangible assets (mortgage servicing rights)	138	0	0	1	(1)	0	0	0		0	0		(2)	0	0	(8)	128
Other assets	1,679	100	(37)	346	(562)	1,008	(95)	(2)		(123)	0		(1)	0	0	(137)	2,176
of which loans held-for-sale	1,316	55	(26)	317	(447)	1,008	(95)	(2)		(33)	0		0	0	0	(120)	1,973
Total assets at fair value	23,390	1,238	(1,707)	8,934	(12,475)	2,168	(2,853)	77		185	0		26	0	0	(1,352)	17,631
Liabilities (CHF million)
Customer deposits	410	0	0	0	0	26	0	0		(10)	0		0	0	13	(6)	433
Obligation to return securities received as collateral	70	3	(1)	31	(86)	0	0	0		0	0		0	0	0	(3)	14
Trading liabilities	3,737	217	(733)	81	(80)	569	(994)	79		23	0		5	0	0	(224)	2,680
of which interest rate derivatives	538	6	(30)	0	0	13	(228)	3		(6)	0		0	0	0	(26)	270
of which foreign exchange derivatives	150	10	(1)	0	0	5	(4)	0		(59)	0		0	0	0	(6)	95
of which equity/index-related derivatives	1,181	12	(81)	0	0	321	(411)	(3)		117	0		0	0	0	(75)	1,061
of which credit derivatives	851	143	(225)	0	0	103	(175)	17		(41)	0		0	0	0	(51)	622
Short-term borrowings	516	89	(22)	0	0	331	(277)	(2)		9	0		8	0	0	(32)	620
Long-term debt	13,415	744	(1,623)	0	0	2,290	(1,785)	45		718	0		0	12	124	(944)	12,996
of which structured notes over two years	12,434	603	(1,533)	0	0	1,936	(1,496)	45		726	0		0	12	124	(879)	11,972
Other liabilities	1,679	72	(31)	117	(170)	7	(365)	(18)		(25)	0		173	0	0	(90)	1,349
of which failed sales	219	20	(13)	106	(131)	0	0	(1)		12	0		0	0	0	(13)	199
Total liabilities at fair value	19,827	1,125	(2,410)	229	(336)	3,223	(3,421)	104		715	0		186	12	137	(1,299)	18,092
Net assets/(liabilities) at fair value	3,563	113	703	8,705	(12,139)	(1,055)	568	(27)		(530)	0		(160)	(12)	(137)	(53)	(461)
1 For all transfers to level 3 or out of level 3, the Bank determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
46 / 47

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
in	6M18				6M17
	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	418	(115)	303	[1]	(557)	(160)	(717)	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(79)	2	(77)		(1,107)	10	(1,097)
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.
Quantitative information about level 3 assets at fair value
end of 6M18	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Securities received as collateral	9	–	–	–	–	–
Debt	2,161
of which corporates	1,233
of which	653	Option model	Correlation, in %	(60)	100	62
			Volatiliy, in %	0	96	25
of which	493	Market comparable	Price, in %	0	104	78
of which RMBS	446	Discounted cash flow	Discount rate, in %	0	30	7
			Prepayment rate, in %	2	23	9
			Default rate, in %	0	8	3
			Loss severity, in %	0	100	51
of which CMBS	20	Discounted cash flow	Capitalization rate, in %	14	14	14
			Discount rate, in %	6	13	11
			Prepayment rate, in %	0	27	6
of which CDO	108	Discounted cash flow	Discount rate, in %	4	14	7
			Prepayment rate, in %	0	20	19
			Credit spread, in bp	482	663	576
			Default rate, in %	0	2	2
			Loss severity, in %	30	100	32
Equity	182
of which	111	Vendor price	Price, in actuals	0	427	5
of which	70	Market comparable	EBITDA multiple	2	8	7
			Price, in %	100	100	100
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 6M18	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	3,116
of which interest rate products	707	Option model	Correlation, in %		3	100	76
			Prepayment rate, in %		1	25	9
			Volatility skew, in %		(4)	0	(2)
of which equity/index-related products	747	Option model	Correlation, in %		(60)	100	73
			Volatility, in %		0	96	33
			Buyback probability, in %	[2]	50	100	75
			Gap risk, in %	[3]	0	4	1
of which credit derivatives	745	Discounted cash flow	Credit spread, in bp		1	2,913	566
			Recovery rate, in %		0	45	20
			Discount rate, in %		2	28	16
			Default rate, in %		2	20	5
			Loss severity, in %		16	100	64
			Correlation, in %		97	97	97
			Prepayment rate, in %		0	20	6
			Funding spread, in %		1	2	1
			Funding rate, in %		12	12	12
Other	2,136
of which	1,092	Market comparable	Price, in %		0	115	16
of which	903	Discounted cash flow	Market implied life expectancy, in years		3	16	7
Trading assets	7,595
Investment securities	153	–	–		–	–	–
Private equity	23	–	–		–	–	–
Other equity investments	124	–	–		–	–	–
Life finance instruments	1,201	Discounted cash flow	Market implied life expectancy, in years		2	18	6
Other investments	1,348
Loans	4,184
of which commercial and industrial loans	1,859
of which	1,545	Discounted cash flow	Credit spread, in bp		90	1,905	510
of which	313	Market comparable	Price, in %		0	100	61
of which financial institutions	1,426
of which	1,245	Discounted cash flow	Credit spread, in bp		32	1,764	592
Other intangible assets (mortgage servicing rights)	151	–	–		–	–	–
Other assets	1,560
of which loans held-for-sale	1,355
of which	717	Discounted cash flow	Credit spread, in bp		89	1,301	277
			Recovery rate, in %		42	87	68
of which	323	Market comparable	Price, in %		0	101	88
Total level 3 assets at fair value	15,000
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 assets at fair value (continued)
end of 2017	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Securities received as collateral	46	–	–	–	–	–
Debt	2,292
of which corporates	1,412
of which	387	Option model	Correlation, in %	(60)	98	55
of which	545	Market comparable	Price, in %	0	139	84
of which	444	Discounted cash flow	Credit spread, in bp	37	952	230
of which RMBS	320	Discounted cash flow	Discount rate, in %	1	24	11
			Prepayment rate, in %	1	36	10
			Default rate, in %	0	12	4
			Loss severity, in %	0	100	57
of which CMBS	16	Discounted cash flow	Capitalization rate, in %	14	14	14
			Discount rate, in %	8	16	14
			Prepayment rate, in %	0	5	4
of which CDO	126	Discounted cash flow	Discount rate, in %	5	13	8
			Prepayment rate, in %	5	20	13
			Credit spread, in bp	464	669	553
			Default rate, in %	2	5	3
			Loss severity, in %	0	80	34
Equity	163
of which	67	Vendor price	Price, in actuals	0	2,080	10
of which	81	Market comparable	EBITDA multiple	2	9	7
			Price, in %	18	100	67
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

Quantitative information about level 3 assets at fair value (continued)
end of 2017	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Derivatives	3,289
of which interest rate products	801	Option model	Correlation, in %		20	100	72
			Prepayment rate, in %		6	34	17
			Volatility skew, in %		(4)	1	(1)
of which equity/index-related products	833	Option model	Correlation, in %		(60)	98	65
			Volatility, in %		0	105	64
			Buyback probability, in %	[2]	50	100	90
			Gap risk, in %	[3]	0	2	1
of which credit derivatives	634	Discounted cash flow	Credit spread, in bp		1	956	217
			Recovery rate, in %		0	45	20
			Discount rate, in %		3	50	16
			Default rate, in %		1	20	5
			Loss severity, in %		1	100	64
			Correlation, in %		97	97	97
			Prepayment rate, in %		0	14	6
Other	3,010
of which	1,605	Market comparable	Price, in %		0	110	23
of which	1,095	Discounted cash flow	Market implied life expectancy, in years		3	18	8
Trading assets	8,754
Investment securities	42	–	–		–	–	–
Private equity	29	–	–		–	–	–
Other equity investments	271	–	–		–	–	–
Life finance instruments	1,301	Discounted cash flow	Market implied life expectancy, in years		2	18	6
Other investments	1,601
Loans	4,530
of which commercial and industrial loans	2,207
of which	1,924	Discounted cash flow	Credit spread, in bp		89	1,116	420
of which	250	Market comparable	Price, in %		0	99	56
of which financial institutions	1,480
of which	1,426	Discounted cash flow	Credit spread, in bp		43	1,430	371
Other intangible assets (mortgage servicing rights)	158	–	–		–	–	–
Other assets	1,511
of which loans held-for-sale	1,350
of which	849	Discounted cash flow	Credit spread, in bp		117	973	292
			Recovery rate, in %		18	87	73
of which	280	Market comparable	Price, in %		0	102	88
Total level 3 assets at fair value	16,642
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 liabilities at fair value
end of 6M18	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	466	–	–		–	–	–
Obligation to return securities received as collateral	9	–	–		–	–	–
Trading liabilities	3,043
of which interest rate derivatives	230
of which	165	Option model	Basis spread, in bp		(31)	147	42
			Correlation, in %		20	100	58
			Prepayment rate, in %		1	25	7
of which foreign exchange derivatives	159
of which	59	Option model	Correlation, in %		(10)	70	52
			Prepayment rate, in %		21	25	23
of which	31	Discounted cash flow	Contingent probability, in %		95	95	95
			Credit spread, in bp		267	473	426
	47	Market comparable	Price, in %		100	101	100
of which equity/index-related derivatives	1,129
of which	1,100	Option model	Correlation, in %		(60)	100	68
			Volatility, in %		0	96	28
			Buyback probability, in %	[2]	50	100	75
of which credit derivatives	900
of which	30	Option model	Funding spread, in bp		68	68	68
of which	708	Discounted cash flow	Credit spread, in bp		0	2,913	378
			Discount rate, in %		2	28	15
			Default rate, in %		2	20	4
			Recovery rate, in %		20	60	34
			Loss severity, in %		16	100	66
			Correlation, in %		38	82	49
			Funding spread, in %		1	2	2
			Funding rate, in %		14	14	14
			Prepayment rate, in %		0	20	6
of which	116	Market comparable	Price, in %		59	94	79
Short-term borrowings	1,665
of which	1,410	Option model	Correlation, in %		(40)	100	70
			Volatility, in %		3	96	27
of which	252	Discounted cash flow	Credit spread, in bp		(1)	517	65
			Recovery rate, in %		20	49	33
Long-term debt	12,963
of which structured notes over two years	12,155
of which	9,647	Option model	Correlation, in %		(60)	100	61
			Volatility, in %		0	96	23
			Buyback probability, in %	[2]	50	100	75
			Gap risk, in %	[3]	0	4	1
			Mean reversion, in %	[4]	(110)	(1)	(7)
of which	1,496	Discounted cash flow	Credit spread, in bp		(14)	2,260	98
Other liabilities	1,085
of which failed sales	99
of which	67	Market comparable	Price, in %		0	101	52
Total level 3 liabilities at fair value	19,231
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values between collateral settlement dates.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities at fair value (continued)
end of 2017	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	455	–	–		–	–	–
Obligation to return securities received as collateral	46	–	–		–	–	–
Trading liabilities	3,226
of which interest rate derivatives	317
of which	205	Option model	Basis spread, in bp		(25)	52	19
			Correlation, in %		20	100	60
			Prepayment rate, in %		6	34	9
of which	81	Market comparable	Price, in %		1	102	44
of which foreign exchange derivatives	100
of which	64	Option model	Correlation, in %		(10)	70	51
			Prepayment rate, in %		27	34	30
of which	7	Discounted cash flow	Contingent probability, in %		95	95	95
of which equity/index-related derivatives	1,301
of which	947	Option model	Correlation, in %		(60)	98	55
			Volatility, in %		0	105	25
			Buyback probability, in %	[2]	50	100	90
of which	62	Vendor price	Price, in actuals		0	53	18
of which credit derivatives	898	Discounted cash flow	Credit spread, in bp		2	973	172
			Discount rate, in %		3	50	16
			Default rate, in %		1	20	5
			Recovery rate, in %		10	60	38
			Loss severity, in %		25	100	67
			Correlation, in %		38	85	54
			Prepayment rate, in %		0	20	7
			Term TRS/repo spread, in bp		176	176	176
Short-term borrowings	845
of which	288	Option model	Correlation, in %		(40)	98	60
			Volatility, in %		4	105	26
of which	527	Discounted cash flow	Credit spread, in bp		2	278	175
			Recovery rate, in %		25	40	29
of which	24	Market comparable	Price, in %		11	47	47
Long-term debt	12,501
of which structured notes over two years	12,259
of which	9,739	Option model	Correlation, in %		(60)	99	55
			Volatility, in %		0	105	21
			Buyback probability, in %	[2]	50	100	90
			Gap risk, in %	[3]	0	2	1
			Mean reversion, in %	[4]	(14)	(1)	(6)
of which	1,571	Discounted cash flow	Credit spread, in bp		2	729	105
Other liabilities	1,467
of which failed sales	223
of which	122	Market comparable	Price, in %		0	100	51
of which	25	Discounted cash flow	Credit spread, in bp		1,430	1,430	1,430
Total level 3 liabilities at fair value	18,540
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values between collateral settlement dates.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Fair value, unfunded commitments and term of redemption conditions
end of	6M18							2017
	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	12		0		12	0		0		0		0	0
Equity funds	76		950	[1]	1,026	0		61		992	[2]	1,053	0
Equity funds sold short	(1)		(1)		(2)	0		0		(9)		(9)	0
Total funds held in trading assets and liabilities	87		949		1,036	0		61		983		1,044	0
Debt funds	87		34		121	0		164		75		239	0
Equity funds	14		15		29	0		2		53		55	0
Others	2		42		44	0		2		95		97	9
Hedge funds	103		91	[3]	194	0		168		223	[4]	391	9
Debt funds	1		0		1	0		1		0		1	0
Equity funds	139		0		139	45		133		0		133	63
Real estate funds	221		0		221	40		178		0		178	44
Others	34		4		38	21		31		0		31	16
Private equities	395		4		399	106		343		0		343	123
Equity method investments	57		1,026		1,083	25		71		1,050		1,121	5
Total funds held in other investments	555		1,121		1,676	131		582		1,273		1,855	137
Total fair value	642	[5]	2,070	[6]	2,712	131	[7]	643	[5]	2,256	[6]	2,899	137	[7]
1
55% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 35% is redeemable on a monthly basis with a notice period primarily of less than 30 days, 8% is redeemable on a quarterly basis with a notice period primarily of more than 45 days, and 1% is redeemable on an annual basis with a notice period primarily of less than 30 days.

2
54% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 35% is redeemable on a monthly basis with a notice period primarily of less than 30 days, 9% is redeemable on a quarterly basis with a notice period primarily of more than 45 days, and 2% is redeemable on an annual basis with a notice period primarily of more than 60 days.

3
68% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 31% is redeemable on demand with a notice period primarily of less than 30 days, and 1% is redeemable on a monthly basis with a notice period primarily of more than 60 days.

4
51% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 45 days, 43% is redeemable on a monthly basis with a notice period primarily of less than 30 days and 6% is redeemable on demand with a notice period primarily of less than 30 days.

5 Includes CHF 141 million and CHF 229 million attributable to noncontrolling interests as of the end of 6M18 and 2017, respectively.
6 Includes CHF 18 million and CHF 167 million attributable to noncontrolling interests as of the end of 6M18 and 2017, respectively.
7 Includes CHF 27 million and CHF 53 million attributable to noncontrolling interests as of the end of 6M18 and 2017, respectively.
Nonrecurring fair value changes
end of	6M18	2017
Assets held-for-sale recorded at fair value on a nonrecurring basis (CHF billion)
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.1	0.1
of which level 2	0.1	0.1

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
end of	6M18			2017
	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	639	3,454	(2,815)	708	3,375	(2,667)
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	75,706	75,595	111	77,498	76,643	855
Loans	15,711	16,161	(450)	15,307	15,372	(65)
Other assets [1]	9,102	11,635	(2,533)	8,468	10,910	(2,442)
Due to banks and customer deposits	(819)	(756)	(63)	(907)	(861)	(46)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(9,457)	(9,456)	(1)	(15,262)	(15,180)	(82)
Short-term borrowings	(11,675)	(11,960)	285	(11,019)	(11,104)	85
Long-term debt	(61,272)	(65,090)	3,818	(62,622)	(62,813)	191
Other liabilities	(564)	(1,667)	1,103	(661)	(1,716)	1,055
1 Primarily loans held-for-sale.
Gains and losses on financial instruments
in	6M18		6M17
	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	4	[1]	7	[1]
of which related to credit risk	(3)		–
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	653	[1]	852	[1]
Other investments	200	[2]	130	[2]
of which related to credit risk	(1)		2
Loans	288	[1]	841	[1]
of which related to credit risk	(238)		39
Other assets	372	[1]	256	[1]
of which related to credit risk	88		23
Due to banks and customer deposits	(2)	[1]	(7)	[1]
of which related to credit risk	(12)		7
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(38)	[1]	(37)	[1]
Short-term borrowings	1,968	[2]	(264)	[2]
of which related to credit risk [3]	(2)		–
Long-term debt	1,799	[2]	(3,220)	[2]
of which related to credit risk	37		–
Other liabilities	99	[4]	157	[4]
of which related to credit risk	15		109
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3
Changes in fair value related to credit risk are due to the change in the Bank's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes.

4 Primarily recognized in other revenues.

Own credit gains/(losses) on fair value option elected instruments recorded in AOCI
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	6M18	Cumulative	6M17	[2]	6M18	6M17
Financial instruments (CHF million)
Deposits	15	(36)	(8)		0	0
Short-term borrowings	0	(60)	0		2	0
Long-term debt	1,108	(1,286)	(985)		32	(2)
of which treasury debt over two years	418	(126)	(332)		0	0
of which structured notes over two years	652	(1,180)	(647)		32	(7)
Total	1,123	(1,382)	(993)		34	(2)
1 Amounts are reflected gross of tax.
2 Prior period has been corrected.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
6M18 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	41,911	0	41,912	0	41,912
Loans	273,792	0	276,239	5,137	281,376
Other financial assets [1]	128,543	111,541	16,436	728	128,705
Financial liabilities
Due to banks and deposits	382,714	202,219	180,451	0	382,670
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	10,429	19	10,412	0	10,431
Short-term borrowings	19,395	0	19,397	0	19,397
Long-term debt	103,838	0	104,161	418	104,579
Other financial liabilities [2]	17,970	3	17,938	137	18,078
2017 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	37,848	0	37,848	0	37,848
Loans	264,181	0	268,380	3,212	271,592
Other financial assets [3]	170,687	109,414	60,518	1,108	171,040
Financial liabilities
Due to banks and deposits	374,006	202,164	171,831	0	373,995
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	11,233	0	11,233	0	11,233
Short-term borrowings	15,359	0	15,359	0	15,359
Long-term debt	109,420	0	112,564	235	112,799
Other financial liabilities [4]	61,701	0	61,543	146	61,689
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes cash collateral on derivative instruments and interest and fee payables.
3
Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

4 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

30 Assets pledged and collateral
> Refer to “Note 31 – Assets pledged and collateral” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q18 and to ”Note 34 – Assets pledged and collateral” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2017 for further information.
Assets pledged
end of	6M18	2017
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	122,349	130,038
of which encumbered	61,237	73,189
Collateral
end of	6M18	2017
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	456,723	433,190
of which sold or repledged	211,771	212,155
31 Litigation
> Refer to “Note 32 – Litigation” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q18 for further information.

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
www.credit-suisse.com